EXHIBIT 99.2

Notice OF Meeting and Management information circular FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF NEW FOUND GOLD CORP. To be held TUESDAY, DECEmber 17, 2024 Dated: october 18, 2024

Table of Contents

Notice of Annual General Meeting of Shareholders	....................	i
Management Information Circular	....................	1
Section 1 - Introduction	....................	1
Date and Currency	....................	1
Notice-and-Access	....................	1
Section 2 - Proxies and Voting Rights	....................	2
Management Solicitation	....................	2
Appointment of Proxy	....................	3
Voting by Proxy and Exercise of Discretion	....................	3
Non-Registered (or Beneficial) Holders	....................	4
Advice to Non-Registered (or Beneficial) Holders	....................	4
Revocation of Proxies	....................	5
Notice to Shareholders in the United States	....................	5
Section 3 - Voting Securities and Principal Holders of Voting Securities	....................	6
Record Date	....................	6
Voting Rights	....................	6
Principal Holders of Shares	....................	6
Quorum	....................	6
Section 4 - Particulars of Matters to be Acted Upon	....................	7
1. Presentation of Financial Statements	....................	7
2. Fixing the Number of Directors	....................	7
3. Election of Directors	....................	7
4. Appointment of Auditor	....................	10
5. Approval of Stock Option Plan	....................	11
6. Other Business	....................	12
Section 5 - Statement of Executive Compensation	....................	12
Named Executive Officers	....................	12
Compensation Discussion & Analysis	....................	12
Compensation Governance	....................	16
Summary Compensation Table	....................	18
Employment, Consulting and Management Agreements	....................	19
Incentive Plan Awards	....................	20
Director Compensation	....................	23
Option Plan	....................	24
Section 6 - Audit Committee	....................	28
Audit Committee Charter	....................	28
Composition of the Audit Committee	....................	29
Section 7 - Corporate Governance	....................	31
Corporate Governance Practices	....................	32
Section 8 - Other Information	....................	36
Schedule “A” - Charter of the Audit Committee	....................	39
Schedule “B” - Board Mandate	....................	46

NOTICE OF MEETING

New Found Gold Corp. 555 Burrard Street, P.O. Box 272 Vancouver, British Columbia V7X 1M8 Canada Telephone: (845) 535-1486

Notice of Annual General Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the holders of common shares (“Shareholders”) of New Found Gold Corp. (the “Company” or “New Found”) will be held on Tuesday, December 17, 2024, at 10:00 a.m. (Pacific Time) at 3500 - 1133 Melville Street, Vancouver, British Columbia, V6E 4E5 for the following purposes:

1.	to receive the audited financial statements of the Company for the year ended December 31, 2023, together with the report of the auditor thereon;

2.	to fix the number of directors to be elected at the Meeting at five (5);

3.	to elect five (5) directors to hold office until the next annual meeting of Shareholders;

4.	to appoint KPMG LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration to be paid to the auditor;

5.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Company’s “10% rolling” stock option plan, dated for reference December 8, 2022, as more particularly described in the accompanying Management Information Circular of the Company dated October 18, 2024 (the “Circular”); and

6.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Although no other matters are contemplated, the Meeting may also consider the transaction of such other business, and any permitted amendment to or variation of any matter identified in this Notice, as may properly come before the Meeting or any adjournment thereof. Shareholders are advised to review the Circular before voting.

The board of directors of the Company (the “Board”) has fixed Friday, October 18, 2024, as the record date (the “Record Date”) for determining Shareholders who are entitled to receive notice and to vote at the Meeting. Only Shareholders of record at the close of business on the Record Date and duly appointed proxyholders will be entitled to vote at the Meeting.

Registered Shareholders unable to attend the Meeting in person and who wish to ensure that their common shares (“Shares”) will be voted at the Meeting are requested to complete, date, and sign a form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Circular.

Non-registered (or beneficial) Shareholders who plan to attend the Meeting must follow the instructions set out in the voting instruction form to ensure that their Shares will be voted at the Meeting. If you hold your Shares in a brokerage account, you are a non-registered (or beneficial) Shareholder.

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The Company is using “Notice-and-Access” to provide Shareholders with easy access to the Circular and other proxy-related materials (collectively, the “Meeting Materials”) prepared in connection with the Meeting, rather than mailing paper copies.

The Meeting Materials are available on the internet at:

https://newfoundgold.ca/investors/#agm

or

www.sedarplus.ca

Shareholders are reminded to review all of the important information contained in the Meeting Materials before voting. Instructions on obtaining paper copies of the Meeting Materials can be found on pages 1-2 of the Circular under the heading “Notice-and-Access”.

DATED at Vancouver, British Columbia, this 18th day of October, 2024.

BY ORDER OF THE BOARD

/s/ Collin Kettell
Collin Kettell
Chief Executive Officer and

Executive Chairman

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management information circular

MANAGEMENT INFORMATION CIRCULAR

Section 1 - introduction

This management information circular (the “Circular”) accompanies the notice of annual general meeting (the “Notice”) and is furnished to the holders (the “Shareholders” and each, a “Shareholder”) of common shares (“Shares”) in the capital of New Found Gold Corp. (the “Company”) in connection with the solicitation by the management of the Company of proxies to be voted at the annual general meeting (the “Meeting”) of the Shareholders to be held Tuesday, December 17, 2024, at 10:00 a.m. (Pacific Time) at 3500 - 1133 Melville Street, Vancouver, British Columbia, V6E 4E5, and any adjournment thereof, for the purposes set forth in the Notice of the Meeting.

Date and Currency

Unless otherwise indicated, all information in this Circular is given as at October 18, 2024, and all dollar amounts referenced herein are in Canadian dollars (“$” or “C$”). Certain information in this Circular is presented in United States dollars (“US$”). The exchange rate as at December 29, 2023, was C$1.00 = US$0.7561.

Notice-and-Access

The Company has chosen to deliver proxy materials, including the Notice of Meeting of Shareholders and this Circular (together, the “Proxy Materials”), in reliance on the provisions of Notice-and-Access, which govern the delivery of proxy materials to Shareholders utilizing the internet. Notice-and-Access provisions are found in section 9.1.1 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) for delivery to registered Shareholders and in section 2.7.1 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for delivery to non-registered (or beneficial) Shareholders (together, “Notice-and-Access Provisions”).

Notice-and-Access Provisions permit the Company to deliver the Proxy Materials to Shareholders by posting them on a non-System for Electronic Document Analysis and Retrieval+ (SEDAR+) website (usually the reporting issuer’s website or the website of its transfer agent), provided that the conditions of NI 51-102 and NI 54-101 are met, rather than by printing and mailing the Proxy Materials. This method reduces paper waste and the Company’s printing and mailing costs. Under Notice-and-Access Provisions, the Company must send a Notice-and-Access notification and form of proxy or voting instruction form, as applicable (together, the “Notice Package”) to each Shareholder, including registered and non-registered (or beneficial) Shareholders, indicating that the Proxy Materials have been posted online and explaining how a Shareholder can access such materials and how they may obtain a paper copy of the Circular from the Company.

This Circular has been posted in full, together with the Notice of Annual General Meeting, the form of proxy, and the financial statements request form, on the Company’s website at https://newfoundgold.ca/investors/#agm and under the Company’s profile at SEDAR+ (www.sedarplus.ca), the Canadian Securities Administrators’ national system that all market participants use for filings and disclosure.

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management information circular

How to Obtain a Paper Copy of the Circular

Any Shareholder may request a paper copy of the Circular be mailed to them, at no cost, by contacting the Company via email to contact@newfoundgold.ca or by telephone at 1-833-345-2291 (toll-free within North America) or 1-845-535-1486 (direct from outside North America).

To allow adequate time for a Shareholder to receive and review a paper copy of the Circular and then to submit their vote by 10:00 a.m. (Pacific Time) on Friday, December 13, 2024, a Shareholder requesting a paper copy of the Circular as described above, should ensure such request is received by the Company no later than 5:00 p.m. (Pacific Time) on Friday, November 29, 2024. Under Notice-and-Access Provisions, Proxy Materials must be available for viewing for up to one year from the date of posting and a paper copy of the Circular can be requested at any time during this period. To obtain a paper copy of the Circular after the Meeting date, please contact the Company.

The Company will not use a procedure known as ‘stratification’ in relation to its use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using Notice-and-Access Provisions also provides a paper copy of its management information circular to some Shareholders with the Notice Package. All Shareholders will receive only the Notice Package, which must be mailed to them pursuant to Notice-and-Access Provisions, and which will not include a paper copy of the Circular. Shareholders will not receive a paper copy of the Circular from the Company, or from any intermediary, unless a Shareholder specifically requests one.

All Shareholders may call 1-833-345-2291 (toll-free within North America) or 1-845-535-1486 (direct from outside North America) in order to obtain additional information relating to Notice-and-Access Provisions or to request a paper copy of the Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

This Circular contains details of matters to be considered at the Meeting. Please review the Circular before voting.

Section 2 - proxies and voting rights

management solicitation

The solicitation of proxies by the management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining from their principals’ authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out-of-pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Circular. This Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

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management information circular

Appointment of proxy

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed on the enclosed form of proxy (the “Management Proxyholders”) are officers and/or directors of the Company.

A Shareholder has the right to appoint a person or company to attend and act for or on behalf of that Shareholder at the Meeting, other than the Management Proxyholders named in the enclosed form of proxy. A proxyholder need not be a Shareholder.

To exercise the right, the Shareholder may do so by inserting the name of such other person in the blank space provided in the form of proxy. Such Shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and should provide instruction to the nominee on how the Shareholder’s Shares should be voted. The nominee should bring personal identification to the Meeting.

Those Shareholders desiring to be represented at the Meeting by proxy - either by a Management Proxyholder or another person - must deposit their respective forms of proxy with the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, by mail, facsimile transmission, telephone voting system or via the internet at least two business days (excluding Saturdays, Sundays and holidays) prior to the scheduled time of the Meeting, or any adjournment thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the form of proxy.

The Company may refuse to recognize any instrument of proxy deposited in writing or by the internet received later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in British Columbia) prior to the Meeting or any adjournment thereof.

Voting By Proxy and Exercise of Discretion

Only registered Shareholders and duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The form of proxy, when properly signed, also confers discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. As of the date of this Circular, management of the Company knows of no such amendments, variations, or other matters to come before the Meeting.

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management information circular

Non-Registered (or Beneficial) Shareholders

The following information is of significant importance to Shareholders who do not hold Shares in their own name. These Shareholders are called beneficial Shareholders. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered Shareholders (those whose names appear on the records of the Company as the registered holders of Shares). If Shares are listed in an account statement provided to a Shareholder by a broker or custodian banks (an “Intermediary”), then in almost all cases those Shares will not be registered in the Shareholder’s name on the records of the Company. Such Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker or the custodian bank. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms and custodian banks), and in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many United States brokerage firms and custodian banks). Intermediaries are required to seek voting instructions from beneficial Shareholders in advance of Shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two types of non-registered holders: (i) those who object to their identity being made known to the issuers of securities which they own (“OBOs”), and (ii) those who do not object to their identity being made known to the issuers of securities which they own (“NOBOs”).

The Company will not be sending these Meeting Materials directly to NOBOs.

The Company does not intend to pay for Intermediaries to forward to OBOs the Meeting Materials. OBOs will not receive the materials unless the OBO’s Intermediary assumes the cost of delivery.

Advice to Non-Registered (or Beneficial) Shareholders

You should carefully follow the instructions of your Intermediary in order to ensure that your Shares are voted at the Meeting. The form of proxy supplied to you by your broker will be similar to the proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Many brokers delegate responsibility for obtaining instructions from clients to an investor communication service (“ICS”) in Canada/the United States. The ICS will typically mail a voting instruction form in lieu of a proxy provided by the Company. The voting instruction form will name the same persons as the Company’s form of proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to the ICS by mail or facsimile or given to the ICS by phone or over the internet, in accordance with the ICS’ instructions. The ICS then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. If you receive a voting instruction form from an ICS, you cannot use it to vote Shares directly at the Meeting - the voting instruction form must be completed and returned to the ICS, in accordance with its instructions, well in advance of the Meeting in order to have the Shares voted. Although as a beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxy holder for your broker and vote your Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Shares as proxy holder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting. Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Shares.

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management information circular

Revocation of Proxies

Registered Shareholders

A registered shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof by:

•	completing and signing a proxy bearing a later date and delivering such proxy to Computershare by 10:40 a.m. (Pacific Time) on Friday, December 13, 2024, or the last business day prior to the day the Meeting is reconvened if it is adjourned;

•	sending a signed written statement (or have your attorney sign a statement with your written authorization) to:

Corporate Secretary

New Found Gold Corp.

1133 Melville Street

Suite 3500, The Stack

Vancouver, BC Canada V6E 4E5

Email: issuers@keystonecorp.ca

The Company must receive your written statement prior to 5:00 p.m. (Pacific Time) on Monday, December 16, 2024, or the last business day prior to the day the meeting is reconvened if it is adjourned;

•	providing a signed written statement, at the Meeting, to the chair of the Meeting prior to the vote being taken; or

•	any other manner permitted by law.

If you have followed the instructions for attending and voting at the Meeting, voting at the Meeting will revoke any previous proxy.

Beneficial Shareholders

If you change your mind, contact your broker or nominee.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada, and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgement by a United States court.

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management information circular

Section 3 - voting sECURITIES and principal holders OF VOTING SECURITIES

Record Date

The board of directors of the Company (the “Board”) has set the close of business on Friday, October 18, 2024, as the record date (the “Record Date”) for the Meeting. Only Shareholders of record as at the Record Date are entitled to receive notice of and to attend and vote at the Meeting or any adjournment thereof, unless after that date a Shareholder of record transfers his or her Shares and the transferee, upon producing properly endorsed certificates evidencing such Shares or otherwise establishing that he or she owns such Shares, requests at least ten (10) days prior to the Meeting that the transferee’s name be included in the list of Shareholders entitled to vote, in which case such transferee is entitled to vote such Shares at the Meeting.

Persons who are non-registered or beneficial Shareholders as at the Record Date will be entitled to exercise their voting rights in accordance with the procedures established under NI 54-101. See “Section 2 - Proxies and Voting Rights - Advice to Non-Registered (or Beneficial) Shareholders”.

Voting Rights

The Company is authorized to issue an unlimited number of Shares. As at the Record Date, there were 198,838,411 Shares issued and outstanding. Each Share carries the right to one vote. No group of Shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Shares.

Principal Holders of Shares

To the knowledge of the directors and executive officers of the Company, no holder beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to any class of outstanding voting securities of the Company as at the Record Date, except as follows:

Name and Address	Number of Shares	Percentage of Outstanding Shares (1)
Palisades Goldcorp Ltd. (2)	43,386,425	21.82%
Eric Sprott (3)	36,611,100	18.41%
Notes:
(1)	Based on 198,838,411 outstanding Shares as at October 18, 2024.
(2)	The principal securityholder of Palisades Goldcorp Ltd. is Collin Kettell, Chief Executive Officer and Director of the Company.
(3)	Mr. Sprott holds (a) 1,900,000 Shares directly; (b) 10,412,400 Shares through 2176423 Ontario Inc., a corporation he wholly owns; and (c) 24,298,700 Shares through Sprott Mining Inc.

Quorum

Pursuant to the Articles of the Company, subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at the Meeting is one person who, in the aggregate, holds, or who represents by proxy, Shareholders who, in the aggregate, hold, at least 5% of the issued Shares entitled to be voted at the Meeting.

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management information circular

Section 4 - particulars of matters to be acted upon

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

Additional details regarding each of the matters to be acted upon at the Meeting is set forth below.

1.       Presentation of Financial Statements

The audited annual financial statements of the Company for the year ended December 31, 2023, and the auditor’s report thereon, will be placed before Shareholders at the Meeting.

Copies of these documents will be available at the Meeting and may also be obtained by a Shareholder upon request without charge from the Company, 555 Burrard Street, P.O. Box 272, Vancouver, British Columbia, V7X 1M8. These documents are also available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.newfoundgold.ca.

Shareholders and proxyholders will be given an opportunity to discuss the Company’s financial results with management. Shareholder approval is not required and no formal action will be taken at the Meeting to approve the financial statements.

2.       Fixing the Number of Directors

At the Meeting, it will be proposed that five (5) directors be elected to hold office until the next annual general meeting or until their successors are elected or appointed. Shareholders will be asked to consider and, if deemed advisable, to approve an ordinary resolution, the text of which is as follows:

“BE IT RESOLVED, as an ordinary resolution of Shareholders, that the number of directors to be elected at the Meeting, to hold office until the close of the next annual meeting of Shareholders or until their successors are duly elected or appointed pursuant to the constating documents of the Company, unless their offices are earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) or the Company’s constating documents, be and is hereby fixed at five (5).”

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders in person or by proxy in respect of the resolution at the Meeting.

Management believes the passing of the above resolution is in the best interests of the Company and recommends Shareholders vote in favour of the ordinary resolutions fixing the number of directors to be elected at the Meeting as set out above. Unless directed to the contrary, it is the intention of the Management Proxyholders, if named as proxy, to vote in favour of the ordinary resolutions fixing the number of directors to be elected at the Meeting at five (5).

3.        Election of Directors

The directors of the Company are elected annually and hold office until the next annual general meeting of Shareholders or until their successors are elected or until such director’s earlier death, resignation or removal.

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management information circular

Advance Notice Provisions

The Articles of the Company include advance notice provisions (the “Advance Notice Provisions”), which requires, among other things, advance notice be given to the Company in circumstances where nominations of persons for election to the Board are made by Shareholders. In the case of an annual meeting of Shareholders (including an annual and special meeting), notice to the Company must be made not later than 5:00 p.m. (Pacific Time) on the 30th day before the date of the meeting of Shareholders (or 40th day before the date of the meeting of Shareholders if notice-and-access (as defined in NI 54-101) is used for delivery of proxy related materials); provided, however, if the first public announcement made by the Company of the date of the meeting (the “Notice Date”) is less than 50 days before the meeting date, notice by the nominating Shareholder may be given not later than the close of business on the 10th day following the Notice Date. In the case of a special meeting (which is not also an annual meeting) of Shareholders called for any purpose which includes the election of directors to the Board, notice to the Company must be made not later than the close of business on the 15th day following the Notice Date. In addition, the Advance Notice Provisions set forth the information that a Shareholder must include in the notice to the Company and establishes the form in which the Shareholder must submit the notice for that notice to be in proper written form. The foregoing is merely a summary of the Advance Notice Provisions, is not comprehensive and is qualified by the full text of such provision which is available in the Company’s Information Circular filed on October 27, 2023, under the Company’s profile on SEDAR+ at www.sedarplus.ca.

As at the date of this Circular, the Company has not received notice of a nomination in compliance with the Advance Notice Provisions. If no nominations are received by November 7, 2024, being the date which is 40 days prior to the Meeting, management’s nominees for election as directors set forth below shall be the only nominees eligible to stand for election at the Meeting.

Proposed Management Nominees for Election to the Board

Management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. All of the nominees have agreed to stand for election and management of the Company does not contemplate that any of the nominees will be unable to serve as a director.

The following tables set out certain information as at the date of this Circular (unless otherwise indicated) with respect to the five persons being nominated at the Meeting for election as directors of the Company. Each director elected will hold office until the next annual meeting of Shareholders or until his successor is duly elected or appointed. Information as to principal occupation, business or employment, and Shares beneficially owned or controlled is not necessarily within the knowledge of management of the Company and has been furnished by the respective nominees or from information available on the System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca. Information regarding Board and committee meeting attendance is presented for meetings held in 2023. As used below, “TSXV” shall mean the TSX Venture Exchange, “TSX” shall mean the Toronto Stock Exchange, and “CSE” shall mean the Canadian Securities Exchange.

COLLIN KETTELL	Principal Occupation, Business or Employment for Last Five Years
Puerto Rico, USA Director since: January 6, 2016 Chief Executive Officer and Executive Chairman of Board NOT INDEPENDENT	Chief Executive Officer, New Found Gold Corp. (April 2022 - present) (2016 - 2022); Executive Chairman, New Found Gold Corp. (March 2020 - present); Chief Executive Officer and Director, Nevada King Gold Corp. (January 2019 - present); Chief Executive Officer and Director, Palisades Goldcorp Ltd. (August 2019 - present)
Current Board/Committee Membership	2023 Meeting Attendance		Other Public Directorships
Board Compensation NCG	5 of 5 4 of 4 4 of 4	100% 100% 100%	Nevada King Gold Corp. (TSXV) Palisades Goldcorp Ltd. (TSXV)
Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly			5,155,000

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management information circular

VIJAY MEHTA	Principal Occupation, Business or Employment for Last Five Years
New Jersey, USA Director since: April 13, 2022 INDEPENDENT	Co-Founder, Arkview Capital LLC (January 2020 - present)
Current Board/Committee Membership	2023 Meeting Attendance		Other Public Directorships
Board Audit Compensation NCG	5 of 5 4 of 4 4 of 4 4 of 4	100% 100% 100% 100%	None
Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly			Nil

PAUL HUET	Principal Occupation, Business or Employment for Last Five Years
Nevada, USA Director since: N/A	Director, Chairman, and Chief Executive Officer, Culico Metals Inc. (April 2024 - present); Director, Chairman, and Chief Executive Officer, Karora Resources Inc. (November 2018 - August 2024); Director, 1911 Gold Corporation (May 2018 - August 2020)
Current Board/Committee Membership	2023 Meeting Attendance	Other Public Directorships
N/A	N/A	Culico Metals Inc., TSXV
Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly		Nil

WILLIAM HAYDEN	Principal Occupation, Business or Employment for Last Five Years
New South Wales, Australia Director since: N/A	Director, Ivanhoe Mines Ltd. (March 2007 - present); Director, Trilogy Metals Inc. (June 2015 - present); Director, Nevada King Gold Corp. (June 2022 - present); Director, Palisades Goldcorp Ltd. (June 2022 - October 2024)
Current Board/Committee Membership	2023 Meeting Attendance	Other Public Directorships
N/A	N/A	Ivanhoe Mines Ltd., TSX Nevada King Gold Corp., TSXV Trilogy Metals Inc., TSX, NYSE American
Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly		Nil

MELISSA RENDER	Principal Occupation, Business or Employment for Last Five Years
Newfoundland and Labrador, Canada Director since: N/A	Vice President of Exploration, New Found Gold Corp. (January 2022 - present); Consulting Geologist, Red Geologic (June 2018 - January 2022)
Current Board/Committee Membership	2023 Meeting Attendance	Other Public Directorships
N/A	N/A	N/A
Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly		2,000

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Cease Trade Orders, Bankruptcies, Penalties and Sanctions

To the knowledge of the management of the Company, no proposed nominee for election as a director of the Company:

(a)	is, at the date of this Circular, or has been within 10 years before the date of this Circular, a director, chief executive officer, or chief financial officer of any company (including the Corporation) that,

(i)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer; or

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)	is, at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets,

(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director, or

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

A Shareholder may vote for all of the above nominees, vote for some of the above nominees and withhold for other of the above nominees, or withhold for all of the above nominees. Management recommends Shareholders vote in favour of the election of each of the nominees listed above for election as a director of the Company for the ensuing year. Unless directed to the contrary, it is the intention of the Management Proxyholders named in the enclosed instrument of proxy to vote proxies IN FAVOUR of each of the nominees.

4.       Appointment of Auditor

Shareholders will be asked to vote for the appointment of KPMG LLP, Chartered Professional Accountants, of 777 Dunsmuir Street, 11th floor, Vancouver, British Columbia, V7Y 1K3, as auditor of the Company to hold office until the next annual meeting of Shareholders, or until a successor is appointed, and to authorize the directors of the Company to fix the remuneration of the auditor.

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KPMG LLP, Chartered Professional Accountants, was appointed as auditor of the Company on July 31, 2023.

Management recommends Shareholders vote in favour of the appointment of KPMG LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and authorize the Board to fix the auditor’s remuneration. Unless directed to the contrary, it is the intention of the Management Proxyholders named in the enclosed instrument of proxy to vote proxies IN FAVOUR of the resolution approving the appointment of KPMG LLP, Chartered Professional Accountants, as auditor of the Company until the close of its next annual meeting and to authorize the Board to fix the remuneration to be paid to the auditor.

5.       Approval of Stock Option Plan

The Company has established a stock option plan, dated for reference December 8, 2022 (the “Option Plan”), under which directors, officers, employees and consultants of the Company may be granted options to acquire Shares (“Options”). It is a key component of the Company’s compensation program with the purpose to provide the Company with an equity-based mechanism to attract, retain and motivate directors, officers, employees, and consultants and to such persons by the grant of Options under the Option Plan from time to time for their contributions toward the long-term goals of the Company and to enable and encourage them to acquire Shares as long-term investments.

The Option Plan is a “rolling” stock option plan, whereby the aggregate number of Shares reserved for issuance shall not exceed ten (10%) percent of the total number of issued Shares (calculated on a non-diluted basis) at the time an Option is granted. The Option Plan was last approved by Shareholders at the Company’s Annual General and Special Meeting of Shareholders held December 7, 2023, and subsequently by the TSX Venture Exchange (the “TSXV”). The policies of the TSXV respecting the granting of Options require that all companies listed on the TSXV implement a stock option plan and that any “rolling” stock option plan must receive Shareholder approval on an annual basis and subsequent acceptance by the TSXV.

The Option Plan is subject to acceptance by the TSXV.

For a summary of the material terms of the Option Plan, see “Section 5 - Statement of Executive Compensation - Option Plan.” For additional details, see “Section 8 - Other Information - Securities Authorized for Issuance Under Equity Compensation Plans.” Any summary is qualified in its entirety by the full text of the Option Plan, a copy of which will be available at the Meeting and which is also available in Schedule B of the Company’s Information Circular filed on November 11, 2022 on SEDAR+ at www.sedarplus.ca under the Company’s profile.

Shareholder Approval

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Option Plan. The text of the ordinary resolution - the Option Plan Resolution - which management intends to place before the Meeting is as follows:

“BE IT RESOLVED, as an ordinary resolution of Shareholders, that:

1.	the stock option plan of the Company, dated for reference December 8, 2022, be and is hereby ratified, confirmed and approved as the stock option plan of the Company (the “Option Plan”) until such time as further ratification is required pursuant to the rules of the TSX Venture Exchange (the “TSXV”) or other applicable regulatory requirements;

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2.	the board of directors of the Company be and is hereby authorized in its absolute discretion to administer the Option Plan, in accordance with its terms and conditions and to further amend or modify the Option Plan to ensure compliance with the policies of the TSXV; and

3.	any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to the foregoing resolutions, including, without limitation, making any changes to the Option Plan required by the TSXV or applicable securities regulatory authorities and to complete all transactions in connection with the administration of the Option Plan.”

In order for the foregoing Option Plan Resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders in person or by proxy at the Meeting. If the Option Plan is not approved at the Meeting, the Company will not be permitted to grant further Options until Shareholder approval is obtained. However, all Options previously granted will continue unaffected.

Management of the Company has reviewed the Option Plan Resolution, concluded that it is fair and reasonable to the Shareholders and in the best interest of the Company, and recommends Shareholders vote in favour of ratifying, confirming and approving the Option Plan. Unless directed to the contrary, it is the intention of the Management Proxyholders named in the enclosed instrument of proxy to vote proxies IN FAVOUR of the Option Plan Resolution.

6.       Other Business

As at the date of this Circular, management of the Company is not aware of any other matters to be presented for action at the Meeting. However, if any other matters should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the proxy holders, exercising discretionary authority with respect to such other matters and with respect to amendments or variations of matters set out in the Notice of Meeting.

SECTION 5 - STATEMENT OF EXECUTIVE COMPENSATION

The following information with respect to the Company is provided in accordance with Form 51-102F6 - Statement of Executive Compensation (“Form 51-102F6”). Information contained in this Statement of Executive Compensation is as of December 31, 2023, unless otherwise indicated, and all dollar amounts referenced herein are in Canadian dollars, unless otherwise specified.

Named Executive Officers

The named executive officers (“NEOs”) of the Company for the financial year ended December 31, 2023, were Collin Kettell, Executive Chairman and Chief Executive Officer; Denis Laviolette, President; Michael Kanevsky, Chief Financial Officer; Greg Matheson, Chief Operating Officer; and Ronald Hampton, Chief Development Officer.

Compensation Discussion & analysis

Compensation Philosophy and Objectives

The objective of the Company’s compensation program is to attract and continue to retain NEOs that have the necessary attributes, experience, skills and competencies that represent the best fit for the Company and to ensure that the compensation for its NEOs is appropriate and aligned with shareholder interests. The Company’s Compensation Committee (the “Compensation Committee”) reviews director and NEO compensation on an annual basis.

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The Company’s general philosophy is that compensation for non-executive directors and NEOs plays an important role in achieving short and long-term business objectives that ultimately drive business success and should include a mix of cash (base salary and discretionary annual bonus) and equity (Options) with Options being more heavily weighted than base salary and bonuses to better align the interests of management with that of the Shareholders.

Compensation Elements

The compensation of the NEOs consists of three main components: base salary, discretionary annual cash bonuses and long-term incentives, currently in the form of Options. Each element of compensation is a subjective decision by the Board based on recommendations of the Compensation Committee. The following discussion describes the components of compensation and discusses how each component relates to the Company’s overall executive compensation objective.

Base Salary

The Company’s view is that a competitive base salary or consulting fee is a necessary element for attracting and retaining qualified executive officers. The base salary for each executive is established by the Board, on the recommendation of the Compensation Committee, based upon the position held by such executive, competitive market conditions, such executive’s related responsibilities, experience and the NEO’s skill base, the functions performed by such executive and the salary ranges for similar positions. Individual and corporate performance are also taken into account in determining base salary levels for executives. To better align the interests of management with those of the Shareholders, base salary is less heavily weighted in the Company’s overall compensation of NEOs as compared to the other elements of NEO compensation.

Bonuses

In determining to award annual bonuses, including the amounts thereof, the Board uses its discretion and takes into consideration the Company’s annual achievements, without assigning any quantifiable weight or factor in respect of any particular achievement or corporate milestone. Bonuses were granted to NEOs in 2023 based on the Compensation Committee’s assessment of the Company’s performance for the year. The purpose of granting cash bonuses specifically linked to individual and Company-wide performance is to ensure management is motivated to work towards the success of the Company.

Long-term Incentives

Long-term incentives for NEOs and directors take the form of Options which are granted under the direction of the Compensation Committee in accordance with the Company’s Option Plan. The purpose of granting long-term incentives is to assist the Company in compensating, attracting, retaining and motivating directors, NEOs, employees and consultants and to closely align the personal interests of such persons to that of the Company’s shareholders and motivate such individuals to work towards ensuring the long-term success of the Company. The value of Options granted to NEOs is determined on both qualitative and quantitative levels. Changes in executive positions or roles and ongoing contribution to the Company are factors which affect the decision-making process. Outstanding Options and previous grants are reviewed by the Compensation Committee on an annual basis and again when considering new Option grants. The terms of the Option Plan are also reviewed from time to time by the Compensation Committee and changes suggested are discussed with NEOs prior to approval by the Board, then regulatory and shareholder approval as necessary.

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Clawback Policy

In compliance with listing requirements of the NYSE American, the Board has adopted a clawback policy (the “Clawback Policy”) specifying the consequences with respect to incentive awards in the event of any accounting restatement (“Restatement”) due to the Company’s material non-compliance with financial reporting requirements under applicable U.S. federal securities laws, in accordance with Rule 10D-1 of the Securities Exchange Act of 1934 (“Rule 10D-1”).

The Clawback Policy applies to the executive officers of the Company (as defined under Rule 10D-1) of the Company (the “Executive Officers”) and covers all incentive-based compensation (including any cash or equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure” (“Incentive-Based Compensation”). This Clawback Policy applies to any Incentive-Based Compensation “received” by an Executive Officer during the period consisting of any of the three completed fiscal years immediately preceding:

•	the date that the Board (or Audit Committee) concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or
•	the date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

The amount of Incentive-Based Compensation that must be repaid by the Executive Officer (subject to certain limitations) is the amount of Incentive-Based Compensation received by the Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement (the “Recoverable Amount”). Applying this definition, after a Restatement, the Company will recalculate the applicable financial reporting measure and the Recoverable Amount in accordance with applicable rules. The Company will determine whether, based on that financial reporting measure as calculated relying on the original financial statements, the Executive Officer received a greater amount of Incentive-Based Compensation than would have been received applying the recalculated financial measure. Where Incentive-Based Compensation is based only in part on the achievement of a financial reporting measure performance goal, the Company will determine the portion of the original Incentive-Based Compensation based on or derived from the financial reporting measure which was restated and will recalculate the affected portion based on the financial reporting measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement.

For Incentive-Based Compensation based on stock price or total shareholder return, where the Recoverable Amount is not subject to mathematical recalculation directly from the information in an accounting restatement: (a) the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the incentive-based compensation was received; and (b) the Company shall maintain and provide documentation of the determination of that reasonable estimate as required. The Recoverable Amounts will be calculated on a pre-tax basis to ensure that the Company recovers the full amount of Incentive-Based Compensation that was erroneously awarded.

Peer Group

While the Board considers amounts paid by other companies in similar industries at similar stages of development in determining compensation, no specifically selected peer group was identified in 2023.

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Performance Goals

The Company does not have specific performance goals in respect of an NEOs compensation. Specific compensation recommendations are made to the Board by the Compensation Committee after discussion amongst the members of the Compensation Committee. Each component of compensation and the decisions of the Compensation Committee about each component have an impact on the Compensation Committee’s decisions regarding other compensation components. All of the compensation components together are intended to meet the Company’s compensation objectives, which are intended to allow the Company to attract and retain qualified and experienced executives who are motivated to achieve the Company’s business plans, strategies and goals on an annual and long-term basis, in order to increase shareholder value.

Risk Considerations

The Board reviews from time to time and at least once annually, the risks, if any, associated with the Company’s compensation policies and practices at such time. Such a review occurred at the time of preparation of this Statement of Executive Compensation. Implicit in the Board’s mandate is that the Company’s policies and practices respecting compensation, including those applicable to the Company’s executives, be designed in a manner which is in the best interests of the Company and its shareholders, and risk implications is one of many considerations which are taken into account in such design.

A significant portion of the Company’s executive compensation consists of Options granted under the Option Plan. Such compensation is both “long term” and “at risk” and, accordingly, is directly linked to the achievement of long-term value creation. As the benefits of such compensation, if any, are not realized by the executives until a significant period of time has passed, the ability of executives to take inappropriate or excessive risks that are beneficial to them from the standpoint of their compensation at the expense of the Company and its shareholders is extremely limited.

Due to the relatively small size of the Company, and the current level of the Company’s activity, the Board is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings, during which financial and other information pertaining to the Company will be reviewed, which review will include executive compensation. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

No director, officer or member of senior management are permitted to enter into financial instruments that are designed to hedge or offset any decrease in the market value of the Company’s equity securities that are held directly or indirectly by them or granted as compensation to them. Such prohibited financial instruments include prepaid variable forward contracts, equity swaps, collars, put or call options and similar financial instruments.

Performance Graph

The following graph compares the cumulative shareholder return for C$100 invested in Shares on August 11, 2020, against the cumulative shareholder return for the GDXJ Index for the period beginning August 11, 2020, and ending December 31, 2023, assuming reinvestment of all dividends. The GDXJ is an exchange traded fund (ETF) and is compiled of stocks from small and medium-capitalization companies in the gold and/or silver mining industry. The Company believes tracking its share price against the GDXJ is an appropriate measure of the relative market performance of the Company. The graph also depicts total annual compensation for the NEOs in each particular year since the Company began trading on the TSXV on August 11, 2020.

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Comparison of Cumulative Total Returns

The performance graph shows that the cumulative shareholder returns for $100 invested in Shares outperformed the GDXJ index in 2023, 2022, 2021 and 2020. Compensation paid to the Company’s NEOs decreased in 2023 compared to 2022 as a result of no option-based awards granted to NEOs in fiscal year 2023.

Option-based Awards

The Company has the Option Plan in place for the granting of Options to the directors, officers, employees and consultants of the Company. The purpose of granting such Options is to assist the Company in compensating, attracting, retaining and motivating such persons and to closely align the personal interests of such persons to that of the Company’s shareholders. The allocation of Options under the Option Plan is determined by the Board which, in determining such allocations, considers such factors as previous grants to individuals, overall performance of the Company, share price, the role and performance of the individual in question, the amount of time directed to the Company’s affairs and time expended in serving on the Company’s committees.

For further information, please see “Option Plan” below for a summary of the material terms of the Option Plan.

Compensation Governance

Composition of the Compensation Committee

The Compensation Committee must consist of three or more directors, at least two of whom must qualify as “independent” as such term is defined in National Policy 58-101 - Corporate Governance Guidelines. The Compensation Committee currently consists of three directors, Collin Kettell (the Chair), Douglas Hurst and Vijay Mehta. Messrs. Hurst and Mehta are independent directors. Mr. Kettell is not considered to be independent as Mr. Kettell is an executive officer of the Company.

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Relevant Education and Experience

The members of the Compensation Committee have a range of skills and experience which the Company believes provides the expertise necessary to oversee the Company’s executive compensation structure. The relevant experience of the Compensation Committee members is summarized below.

Collin Kettell (Chair)

Mr. Kettell is the founder, Executive Chairman and Chief Executive Officer of the Company and is responsible for co-founding Nevada King Gold Corp., for which he serves as a director and Chief Executive Officer, and Palisades Goldcorp Ltd., for which he serves as a director and Chief Executive Officer. In his capacity as a senior executive and/or director, Mr. Kettell is currently, or has been, involved with the compensation matters of each of Nevada King Gold Corp. and Palisades Goldcorp Ltd.

Douglas Hurst

Mr. Hurst has over 30 years’ experience in the mining and natural resource industries having acted as a geologist, consultant, mining analyst, senior executive and board member. Mr. Hurst was a founding executive of International Royalty Corporation, which was purchased by Royal Gold for $700 million and, more recently, was one of the founders of Newmarket Gold Inc., which was purchased for $1.0 billion by Kirkland Lake Gold Ltd. in November 2016. In his capacity as a senior executive and/or director, Mr. Hurst was involved with compensation matters of each of the foregoing companies and is currently or has been involved with the compensation matters of several other public companies, including Calibre Mining Inc., Northern Vertex Mining Corp. and Newcore Gold Ltd. Mr. Hurst holds a Bachelor of Science in Geology from McMaster University (1986).

Vijay Mehta	Mr. Mehta is a co-founder of Arkview Capital, a private equity fund that invests in diversity-oriented companies, where he is directly involved in compensation decisions. Prior to founding Arkview Capital, Mr. Mehta was an Investment Professional and member of the Investment Committee at Ziff Brothers Investments with broad responsibilities across the investment portfolio and also worked at private equity fund, Texas Pacific Group, and investment bank, Morgan Stanley. Mr. Mehta graduated summa cum laude from the University of Pennsylvania’s Huntsman Program and earned an MBA from the Harvard Business School, where he was named a Baker Scholar.

Compensation Committee Responsibilities

The Compensation Committee is appointed by and reports to the Board. The Compensation Committee assists the Board in discharging the Board’s oversight responsibilities relating to the attraction, compensation, evaluation and retention of key senior management personnel, and in particular, the Chief Executive Officer, primarily through:

•	reviewing and assessing the overall compensation strategy of the Company based on industry standards and characteristic needs and objectives of the Company, including consultation with independent experts;
•	setting compensation parameters;
•	assessing the CEO’s performance against pre-agreed objectives;
•	reviewing performance assessments of other senior officers, new executive appointments, terminations and employment agreements;
•	making recommendations to the Board on salary changes, short-term and long-term incentive plans or benefit plans; and
•	reviewing and recommending disclosure pertaining to all of the foregoing.

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Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs of the Company during the three most recently completed financial years.

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans ($)	Long-term incentive plans ($)
Collin Kettell (1) (2) CEO, Executive Chairman and Director	2023	388,800	N/A	Nil	129,600	Nil	N/A	N/A	518,400
	2022	360,000	N/A	1,844,584	180,000	Nil	N/A	N/A	2,384,584
	2021	300,000	N/A	1,291,220	100,000	Nil	N/A	N/A	1,691,220
Michael Kanevsky CFO	2023	116,640	N/A	Nil	38,880	Nil	N/A	N/A	155,520
	2022	108,000	N/A	507,261	54,000	Nil	N/A	N/A	669,261
	2021	72,000	N/A	Nil	Nil	Nil	N/A	N/A	72,000
Denis Laviolette (3) President and Director	2023	272,160	N/A	Nil	90,720	Nil	N/A	N/A	362,880
	2022	252,000	N/A	1,291,209	126,000	Nil	N/A	N/A	1,669,209
	2021	210,000	N/A	1,291,220	70,000	Nil	N/A	N/A	1,571,220
Greg Matheson Chief Operating Officer	2023	252,720	N/A	Nil	84,240	Nil	N/A	N/A	336,960
	2022	234,000	N/A	461,146	117,000	Nil	N/A	N/A	812,146
	2021	195,000	N/A	544,192	65,000	Nil	N/A	N/A	804,192
Ronald Hampton (4) Chief Development Officer	2023	336,960	N/A	235,560	112,320	Nil	N/A	N/A	684,840
	2022	182,000	N/A	391,207	78,000	Nil	N/A	N/A	651,207
	2021	N/A	N/A	Nil	Nil	Nil	N/A	N/A	N/A

Notes

(1)        On April 13, 2022, Mr. Kettell was appointed CEO.

(2)	Mr. Kettell served as a director of the Company for the financial years ended December 31, 2023, December 31, 2022 and December 31, 2021, for which role he was compensated Nil, Nil and Nil, respectively.
(3)	Mr. Laviolette served as a director of the Company for the financial years ended December 31, 2023, December 31, 2022, and December 31, 2021, for which role he was compensated Nil, Nil and Nil, respectively.

(4)        On June 1, 2022, Mr. Hampton was appointed Chief Development Officer.

There were no Options granted during the financial year ended December 31, 2023. The weighted average grant date fair value of the Options granted during the financial year ended December 31, 2022, was $3.69 per Option. The weighted average grant date fair value of the Options granted during the financial year ended December 31, 2021 was $4.95 per Option. The Company uses the Black-Scholes Option Pricing model which is an industry accepted model for valuing share-based payments under IFRS 2.

Options were priced using the following weighted average assumptions to estimate the fair value of options granted:

Year	Grant date share price	Expected dividend yield	Average risk-free interest rate	Expected life	Expected volatility
2023	N/A	N/A	N/A	N/A	N/A
2022	$5.35	Nil	3.24%	5.0	88.03%
2021	$6.79	Nil	0.93%	5.0	97.07%

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Employment, Consulting and Management Agreements

The Company has entered into management services agreements with companies controlled by certain NEOs, the material terms of which are summarized below.

Argentum Management Services Agreement

Collin Kettell, Executive Chairman and Director, provides management services to the Company through Argentum Capital Corp. (“Argentum”). The Company entered into a management services agreement with Argentum dated March 1, 2020, with respect to the provision of certain management and administrative consulting services provided by Argentum to the Company (the “Argentum Agreement”). Pursuant to the terms and conditions of the Argentum Agreement, Argentum provides certain management consulting services to the Company as may be requested by and at the direction of the Board from time to time, including: (i) guidance, advice and services with respect to strategic planning, future growth, projects and business activities; (ii) guidance and advice in relation to the day to day operation and business of the Company; (iii) guidance and advice concerning proposed acquisitions, divestitures, joint ventures and business combinations, (iv) guidance and advice concerning any mineral properties owned by the Company or interests in mineral properties acquired by the Company and other mutually agreed services. Argentum is paid a base fee rate of $32,400 per month (the “Argentum Base Fee”), subject to annual review by the Board. Argentum is also eligible for an incentive fee and the grant of Options pursuant to the Option agreement as determined by the Board at its discretion. See “Termination and Change of Control Benefits” for further information with respect to certain of the Company’s additional obligations under the Argentum Agreement.

Bruno Management Services Agreement

Denis Laviolette, President and Director, provides management services to the Company through Bruno Management Services Corporation (“Bruno”). The Company entered into a management services agreement with Bruno dated March 1, 2020, with respect to the provision of certain management and administrative consulting services provided by Bruno to the Company (the “Bruno Agreement”). Pursuant to the terms and conditions of the Bruno Agreement, Bruno provides certain management consulting services to the Company as may be requested by and at the direction of the Board from time to time, including: (i) guidance, advice and services with respect to strategic planning, future growth, projects and business activities; (ii) guidance and advice in relation to the day to day operation and business of the Company; (iii) guidance and advice concerning proposed acquisitions, divestitures, joint ventures and business combinations, (iv) guidance and advice concerning any mineral properties owned by the Company or interests in mineral properties acquired by the Company, (v) guidance and advice in connection with the communications with our shareholders and responding to shareholder inquiries and other mutually agreed services. Bruno is paid a base fee rate of $22,680 per month (the “Bruno Base Fee”), subject to annual review by the Board. Bruno is also eligible for an incentive fee and the grant of Options as determined by the Board at its discretion. See “Termination and Change of Control Benefits” for further information with respect to certain of the Company’s additional obligations under the Bruno Agreement.

BM Strategic Management Services Agreement

Michael Kanevsky, Chief Financial Officer, provides his services to the Company through a third-party management services agreement with BM Strategic (the “BM Strategic Management Services Agreement”). Pursuant to the terms of the BM Strategic Management Services Agreement, BM Strategic provides all CFO services to the Company. See “Termination and Change of Control Benefits” for further information with respect to certain of the Company’s additional obligations under the BM Strategic Management Services Agreement.

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Matheson Agreement

The Company entered into a management services agreement with Greg Matheson, Chief Operating Officer (“Matheson”), on August 11, 2020, with respect to the provision of certain management consulting services provided by Mr. Matheson to the Company (the “Matheson Agreement”). Pursuant to the terms and conditions of the Matheson Agreement, Matheson provides certain management consulting services to the Company as may be requested by and at the direction of the Board from time to time, including: (i) overseeing the day-to-day operational functions of the Company; (ii) leading the Company’s mineral exploration /mining team; (iii) coordinating studies on the Company’s mineral exploration/mining projects; (iv) organizing and developing mineral exploration/mining activities; (v) ensuring the safe operation of all mineral exploration, mining, technical services and other general service activities; (vi) leading the Company in meeting its environmental, health and safety system requirements; (vii) participating in the development of resource development strategies; and (viii) ensuring the workforce of the Company is informed on direction and targets through a coordinated communication and re-engagement plan. Matheson is paid a base fee rate of $21,060 per month (the “Matheson Base Fee”), subject to annual review by the Board. Matheson is also eligible for an incentive fee and the grant of Options as determined by the Board at its discretion. See “Termination and Change of Control Benefits” for further information with respect to certain of the Company’s additional obligations under the Matheson Agreement.

Hampton Agreement

The Company entered into an employment agreement with Ronald Hampton, Chief Development Officer (“Hampton”), on March 25, 2022, with respect to the provision of certain management services provided by Mr. Hampton to the Company (the “Hampton Agreement”) beginning on June 1, 2022. Pursuant to the terms and conditions of the Hampton Agreement, Hampton provides certain management services to the Company as may be requested by and at the direction of the Board from time to time, including: (i) identification, initiation and management of all activities required for advancement of the Company’s Queensway project; (ii) understanding the permitting landscape and advancement of all required permitting activities for project advancement; (iii) liaising with local stakeholders; and (iv) participating in the Company’s marketing and investor activities. Hampton is paid a base salary of $28,080 per month (the “Hampton Base Salary”), subject to annual review by the Board. Hampton is also eligible for an incentive bonus and the grant of Options as determined by the Board at its discretion. See “Termination and Change of Control Benefits” for further information with respect to certain of the Company’s additional obligations under the Hampton Agreement.

Incentive Plan Awards

Outstanding Share-based and Option-based Awards

The following table discloses the particulars of all awards for each NEO outstanding at the end of the Company’s financial year ended December 31, 2023, including awards granted before this most recently completed financial year:

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Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money Options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Collin Kettell Chief Executive Officer, Executive Chairman and Director	4,280,000 261,000 500,000	4.10 6.79 5.68	2025-12-31 2026-04-29 2027-12-27	2,439,600 Nil Nil	Nil	Nil	Nil
Denis Laviolette President and Director	1,550,000 100,000 50,000 1,000,000 50,000 261,000 350,000	0.50 1.00 1.075 1.40 4.10 6.79 5.68	2024-12-17 2025-04-15 2025-05-23 2025-08-11 2025-12-31 2026-04-29 2027-12-27	6,463,500 367,000 179,750 3,270,000 28,500 Nil Nil	Nil	Nil	Nil
Michael Kanevsky Chief Financial Officer	137,500	5.68	2027-12-27	Nil	Nil	Nil	Nil
Greg Matheson Chief Operating Officer	175,000 25,000 125,000 50,000 110,000 125,000	0.50 1.075 1.40 4.10 6.79 5.68	2024-12-17 2025-05-23 2025-08-11 2025-12-31 2026-04-29 2027-12-27	729,750 89,875 408,750 28,500 Nil Nil	Nil	Nil	Nil
Ronald Hampton Chief Development Officer	150,000 50,000	5.75 5.68	2027-08-19 2027-12-27	Nil Nil	Nil	Nil	Nil

Incentive Plan Awards - Value Vested or Earned During the Year

The following table summarizes the value of each incentive plan award vested or earned by each NEO during the financial year ended December 31, 2023:

Name	Option-based awards -Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Collin Kettell Chief Executive Officer, Executive Chairman and Director	Nil	Nil	Nil
Michael Kanevsky Chief Financial Officer	Nil	Nil	Nil
Denis Laviolette President and Director	Nil	Nil	Nil
Greg Matheson Chief Operating Officer	Nil	Nil	Nil
Ronald Hampton Chief Development Officer	Nil	Nil	Nil

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Termination and Change of Control Benefits

Termination and Change of Control Benefits

As of the date hereof, other than as described below, the Company does not have any contract, agreement, plan or arrangement that provides for payments to the NEOs at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a director or NEO’s responsibilities.

For the purposes of this section, “Change of Control” means change in control of the Company, which includes the acquisition by a person of 50% or more of the voting securities of the Company, the removal of 50% or more of the incumbent members of the Board, or a transaction the result of which is that the current voting Shareholders own less than 50% of the voting shares of the resulting or successor corporation, or the sale of all or substantially all of the Company’s assets.

Argentum Management Services Agreement

Under the terms of the Argentum Agreement, at any time within 60 days following a Change of Control, Argentum or the Company may elect to terminate the Argentum Agreement. Upon such termination, the Company is obliged to compensate Argentum (i) a termination fee equal to 24 months of the Argentum Base Fee, (ii) an amount equal to any incentive fee paid to Argentum within the 24 months preceding termination in connection with a Change of Control and (iii) any accrued liabilities owing to Argentum under the Argentum Agreement. The estimated incremental payments to Argentum that would result from a Change of Control occurring as at December 31, 2023, would be $1,087,200.

Bruno Management Services Agreement

Under the terms of the Bruno Agreement, at any time within 60 days following a Change of Control, Bruno or the Company may elect to terminate the Bruno Agreement. Upon such termination, the Company is obliged to compensate Bruno (i) a termination fee equal to 24 months of the Bruno Base Fee, (ii) an amount equal to any incentive fee paid to Bruno within the 24 months preceding termination in connection with a Change of Control and (iii) any accrued liabilities owing to Bruno under the Bruno Agreement. The estimated incremental payments to Bruno that would result from a Change of Control occurring as at December 31, 2023, would be $761,040.

BM Strategic Management Services Agreement

Under the terms of the BM Strategic Management Services Agreement, at any time within 60 days following a Change of Control, BM Strategic or the Company may elect to terminate the BM Strategic Management Services Agreement. Upon such termination, the Company is obliged to compensate BM Strategic (i) a termination fee equal to 24 months of the BM Strategic Base Fee, (ii) an amount equal to any bonus paid to BM Strategic within the 24 months preceding termination in connection with a Change of Control and (iii) any accrued liabilities owing to BM Strategic under the BM Strategic Management Services Agreement. The estimated incremental payments to BM Strategic that would result from a Change of Control occurring as at December 31, 2023, would be $1,087,200.

Matheson Agreement

Under the terms of the Matheson Agreement, at any time within 60 days following a Change of Control, Mr. Matheson or the Company may elect to terminate the Matheson Agreement. Upon such termination, the Company is obliged to compensate Matheson (i) a termination fee equal to 24 months of the Matheson Base Fee, (ii) an amount equal to any incentive fee paid to Matheson within the 24 months preceding termination in connection with a Change of Control and (iii) any accrued liabilities owing to Mr. Matheson under the Matheson Agreement. The estimated incremental payments to Mr. Matheson that would result from a Change of Control occurring as at December 31, 2023, would be $706,680.

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Hampton Agreement

Under the terms of the Hampton Agreement, at any time within 12 months following a Change of Control, Mr. Hampton or the Company may elect to terminate the Hampton Agreement. Upon such termination, the Company is obliged to compensate Hampton (i) a termination fee equal to 24 months of the Hampton Base Salary, and (ii) any accrued liabilities owing to Mr. Hampton under the Hampton Agreement. The estimated incremental payments to Mr. Hampton that would result from a Change of Control occurring as at December 31, 2023, would be $673,920.

Separation Event Benefits

The following table presents the estimated total Change of Control and termination benefits of its NEOs, assuming the separation event occurred on December 31, 2023.

NEO	Separation Event
	Resignation	Termination with Cause	Termination without Cause	Change of Control
Collin Kettell, CEO, Executive Chairman and Director	Nil	Nil	$583,200	$1,087,200
Denis Laviolette President and Director	Nil	Nil	$408,240	$761,040
Michael Kanevsky, CFO (1)	Nil	Nil	Nil	Nil
Greg Matheson, COO	Nil	Nil	$379,080	$706,680
Ronald Hampton, CDO	Nil	Nil	$505,440	$673,920

(1) Mr. Kanevsky provides his services to the Company through the BM Strategic Management Services Agreement. Pursuant to the terms of the agreement, BM Strategic Capital Corp. would receive a fee of $583,200 due to a termination of the agreement without cause and $1,087,200 in the event of a Change of Control.

Pension Plan Benefits

The Company has not established at this time any pension plans or deferred compensation plans for directors or NEOs that provide for payments or benefits at, following, or in connection with retirement.

Director Compensation

Director Compensation Table

The following table discloses all amounts of compensation provided by the Company to its directors who are not NEOs for the financial year ended December 31, 2023. For further details with respect to the compensation of directors who are also NEOs, please see “Statement of Executive Compensation - Summary Compensation Table” herein.

Name	Fees Earned (1) ($)	Share-based awards ($)	Option-based awards ($) (1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Vijay Mehta	72,000	N/A	Nil	N/A	N/A	N/A	72,000
Raymond Threlkeld	72,000	N/A	Nil	N/A	N/A	N/A	72,000
Douglas Hurst	72,000	N/A	Nil	N/A	N/A	N/A	72,000

Notes

(1) There were no Options granted during the financial year ended December 31, 2023. The Company uses the Black-Scholes Option Pricing model which is an industry accepted model for valuing share-based payments under IFRS 2.

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Outstanding Share-based and Option-based Awards

The following table discloses the particulars of all awards for each director that is not also a NEO outstanding at the end of the Company’s financial year ended December 31, 2023, including awards granted before this most recently completed financial year:

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Vijay Mehta	150,000 25,000	5.75 5.68	2027-08-19 2027-12-27	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Raymond Threlkeld	150,000	5.68	2027-12-27	Nil	Nil	Nil	Nil
Douglas Hurst	200,000 50,000	8.62 5.68	2026-05-17 2027-12-27	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Incentive Plan Awards - Value Vested or Earned During the Year

The following table summarizes the value of each incentive plan award vested or earned by each director that is not also a NEO during the financial year ended December 31, 2023:

Name	Option-based awards -Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Vijay Mehta	Nil	Nil	Nil
Raymond Threlkeld	Nil	Nil	Nil
Douglas Hurst	Nil	Nil	Nil

Option Plan

On December 7, 2023, the Company’s shareholders approved the Option Plan. The purpose of the Option Plan is to provide the Company with an equity-based mechanism to attract, retain and motivate qualified directors, officers, employees, and consultants, to reward those individuals from time to time for their contributions toward the long-term goals of the Company and to enable and encourage those individuals to acquire Shares as long-term investments. The Company is required to obtain shareholder approval of the Option Plan on a yearly basis in accordance with the policies of the TSXV.

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As at the date of this Circular, there are 12,144,000 Options issued and outstanding, with 7,739,841 remaining available for issuance under the Option Plan. The general terms and conditions of the Option Plan are reflected in the disclosure below.

Administration

The Option Plan is administered by the Board, or such director or other senior officer or employee of the Company as may be designated as administrator by the Board. The Board or such committee may make, amend and repeal at any time, and from time to time, such regulations not inconsistent with the Option Plan.

Number of Shares

The maximum number of Shares issuable under the Option Plan shall not exceed 10% of the number of Shares issued and outstanding as at each date on which the Board grants an Option (the “Award Date”). The number of Shares underlying Options that have been cancelled, that have expired without being exercised in full, and that have been issued upon exercise of Options shall not reduce the number of Shares issuable under the Option Plan and shall again be available for issuance thereunder.

Securities	Each Option entitles the holder thereof (an “Option Holder”) to purchase one Share at an exercise price determined by the Board.
Participation	Any director, senior officer, management company, employee or consultant of the Company (including any subsidiary of the Company), as the Board may determine.
Exercise Price

The exercise price of an Option will be determined by the Board in its sole discretion, provided that the exercise price will not be less than the Discounted Market Price (as defined in the policies of the TSXV) (or, if the Shares are not listed for trading on the TSXV, then the permittable discounted market price on such exchange or quotation system on which the Shares are then listed or quoted for trading) or such other price as may be required or permitted by the TSXV from time to time.

The Board may, at the time an Option is awarded or upon renegotiation of the same, attach restrictions relating to the exercise of the Option, including vesting provisions. Any such restrictions shall be recorded in the applicable written agreement between the Company and an Option Holder giving effect to an award of Options.

Term of the Option

The exercise period of an Option will be the period from and including the Award Date through to and including the expiry date that will be determined by the Board at the time of grant (the “Expiry Date”), provided that the Expiry Date of an Option will be no later than the tenth anniversary of the Award Date of the Option, provided that such date does not fall within a Blackout Period (as defined in the Option Plan).

Net Exercise

Other than for an Option Holder who is a provider of Investor Relations Activities, in lieu of paying the aggregate Exercise Price to purchase Shares and subject to the provisions of the Option Plan and, upon prior approval of the Board or an Administrator on the instructions of the Board or such committee of the Board formed in respect of matters relating to the Option Plan, in their sole and absolute discretion, once an Option has vested and become exercisable an Option Holder may elect, in lieu of exercising such Option, to surrender such Option in exchange for the issuance of the number of Shares equal to the number determined by dividing (a) the difference between the Fair Market Value (calculated as at the date of settlement) and the Exercise Price of such Option by (b) the Fair Market Value (calculated as at the date of settlement).

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Cessation of Employment

Subject to certain limitations, in the event that an Option Holder ceases employment with the Company, other than by reason of death, the Expiry Date of the Option will be 90 days after the date which the Option Holder ceases employment (the “Termination Date”), unless the Option Holder is terminated for cause, in which case the Expiry Date will be the Termination Date, or such longer period (up to a maximum of 12 months) or shorter period as determined by the Board.

In the event that an Option Holder should die while he or she is still director, senior officer, management company, employee or consultant of the Company, the Expiry Date will be the earlier of (a) the date fixed by the Board on the Award Date; and (b) 12 months from the date of death of the Option Holder.

Subject to certain limitations, any unvested Option which vests on or after the Termination Date (or date of death, if applicable) but prior to the Expiry Date, will be exercisable by the Option Holder until the Expiry Date. Any unvested Option held by an Option Holder who ceases employment as a result of termination for cause or resignation, will not vest and will terminate as of the Termination Date.

In the event that the Option Holder holds his or her Option as an employee or consultant retained by the Company to provide Investor Relations Activities (as defined in the TSXV’s Corporate Finance Manual) and ceases to be an employee or consultant of the Company other than by reason of death, the Expiry Date will be the date such Option Holder ceases to be an employee or consultant of the Company.

Acceleration Events

If the Company seeks shareholder approval for a transaction which would constitute an Acceleration Event (as defined in the Option Plan) or third party makes a bona fide formal offer to the Company or its shareholders which would constitute an Acceleration Event, the Board may (i) permit the Option Holders to exercise their Options, as to all or any of such Options that have not previously been exercised (regardless of any vesting restrictions), but in no event later than the Expiry Date of the Option, so that the Option Holders may participate in such transaction; and (ii) require the acceleration of the time for the exercise of the Options and of the time for the fulfilment of any conditions or restrictions on such exercise.

Notwithstanding any other provision of the Option Plan or the terms of any Option, other than Options issued to Investor Relations Service Providers, if at any time when Options remains unexercised and the Company completes any transaction which constitutes an Acceleration Event, all outstanding unvested Options will automatically vest.

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Any adjustment to an Option, other than in conjunction with a security consolidation or security split, including adjustments related to an amalgamation, merger, arrangement, reorganization, spin-off, dividend or recapitalization or proposed acceleration of vesting provisions issued to Investor Relations Service Providers, is subject to the policies and necessary approvals of the TSXV, if applicable.

Limitations

The maximum number of Shares which may be issuable, at any time, to Insiders (as defined in the Option Plan) under the Option Plan, together with any other share-based compensation arrangements of the Company, will be 10% of the total number of Shares issued and outstanding. The maximum number of Shares which may be issued, within any one-year period, to Insiders under the Option Plan, together with any other share-based compensation arrangements of the Company, will be 10% of the total number of Shares issued and outstanding.

The maximum number of Shares awarded to any one individual in any twelve-month period will not exceed 5% of the issued and outstanding Shares of the Company at the Award Date, unless the Company has obtained disinterested shareholder approval as required by the TSXV.

The maximum number of Shares awarded to any one consultant of the Company in any twelve-month period will not exceed 2% of the issued and outstanding Shares of the Company at the Award Date or Share issuance date, unless consent is obtained from the TSXV.

The maximum number of Shares awarded to all persons retained by the Company to provide Investor Relations Activities will not exceed 2% of the issued and outstanding Shares, in any 12 month period, calculated at the Award Date unless consent is obtained from the TSXV. Options granted to persons retained to provide Investor Relations Activities must vest in stages over a period of not less than 12 months from the Award Date, such that: (i) no more than one quarter of the Options vest no sooner than three months after the Award Date; (ii) no more than another one quarter of the Options vest no sooner than six months after the Award date; (iii) no more than another one quarter of the Options vest no sooner than nine months after the Award Date; and (iv) the remainder of the Options vest no sooner than 12 months after the Award Date.

Amendments

Subject to certain exceptions and any applicable regulatory approval, the Board may amend the Option Plan and the terms and conditions of any Option previously awarded or thereafter to be awarded for the purpose of complying with any changes in any relevant law, TSXV policy, rule or regulation applicable to the Option Plan, any Option or the Shares, or for any other purpose which the Board may deem desirable or necessary and may be permitted by all relevant laws, rules and regulations, provided that any such amendment will not materially impair any right of any Option Holder pursuant to any Option awarded prior to such amendment.

The Board may only amend the provisions of the Option Plan relating to the following if the Board obtains the approval of Shareholders: (i) persons eligible to be granted Options or issued Shares under the Option Plan; (ii) the maximum number or percentage of Shares issuable upon exercise of Options available under the Option Plan; (iii) the limitations on grants of Options to any one person, Insiders, consultants, or persons involved in Investor Relations Activities; (iv) the method for determining the exercise price for Options; (v) the maximum term of Options; (vi) the expiry and termination provisions applicable to Options, including the additional Blackout Period (as defined in the Option Plan); (vii) the addition or deletion of a net exercise provision; or (viii) amendments to the amendment provisions of the Option Plan.

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Disinterested Shareholders must approve any amendment to Options held by an Insider at the time of the amendment that would have the effect of decreasing the exercise price or extending the term of such Options.

Termination

The Board may terminate the Option Plan any time provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to the date of such termination and notwithstanding such termination, the Company, such Options and such Option Holders shall continue to be governed by the provisions of the Option Plan.

The above summary is qualified in its entirety by the full text of the Option Plan, a copy of which is available in Schedule B of the Company’s Information Circular filed on November 11, 2022, under the Company’s profile on SEDAR+ at www.sedarplus.ca.

SECTION 6 - AUDIT COMMITTEE

In compliance with National Instrument 52-110 - Audit Committees (“NI 52-110”), the Company has formed an Audit Committee to provide assistance to the Board in fulfilling its obligations relating to the integrity of the internal financial controls and financial reporting of the Company. The external auditors of the Company report directly to the Audit Committee.

Audit Committee Charter

The Audit Committee’s primary duties and responsibilities include:

(i)	reviewing and reporting to the Board on the annual audited financial statements (including the auditor’s report thereon) and unaudited interim financial statements and any related management’s discussion and analysis, if any, and other financial disclosure related thereto that may be required to be reviewed by the Audit Committee pursuant to applicable legal and regulatory requirements;

(ii)	reviewing material changes in accounting policies and significant changes in accounting practices and their impact on the financial statements;

(iii)	overseeing the audit function, including engaging in required discussions with the Company’s external auditor and reviewing a summary of the annual audit plan at least annually, overseeing the independence of the Company’s external auditor, overseeing the Company’s internal auditor, and pre-approving any non-audit services to the Company;

(iv)	reviewing and discussing with management the appointment of key financial executives and recommending qualified candidates to the Board;

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(v)	reviewing with management and the Company’s external auditors, at least annually, the integrity of the internal controls over financial reporting and disclosure;

(vi)	reviewing management reports related to legal or compliance matters that may have a material impact on the Company and the effectiveness of the Company’s compliance policies; and

(vii)	establishing whistleblowing procedures and investigating any complaints or concerns it deems necessary.

The full text of the Charter of the Audit Committee is attached as Schedule “A” to this Circular. For additional information regarding the audit committee, please refer to the Company’s Annual Information Form, dated March 31, 2024, under the heading “Directors and Officers - Audit Committee” which can be found on SEDAR+ at www.sedarplus.ca.

Composition of the Audit Committee

The Audit Committee is comprised of Douglas Hurst (Chair), Vijay Mehta, and Raymond Threlkeld, all of whom are “financially literate” and “independent” as such terms are defined in NI 52-110. Each member of the Audit Committee has adequate education and experience that is relevant to his performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with:

(a)	an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities; and

(c)	an understanding of internal controls and procedures for financial reporting.

Relevant Education and Experience

Douglas Hurst (Chair)

Mr. Hurst has over 30 years of experience in the mining and natural resource industries having acted as geologist, consultant, mining analyst, senior executive and board member. He was previously a mining analyst with McDermid St. Lawrence Securities Ltd., and Sprott Securities Inc., and a contract analyst to Pacific International Securities Inc., and Octagon Capital Corporation. In addition, he was a founding executive of International Royalty Corporation, which was purchased by Royal Gold, Inc. for $700 million. Recently, Mr. Hurst was one of the founders of Newmarket Gold Inc., which was purchased for approximately $1 billion by Kirkland Lake Gold Ltd. in November 2016. He holds a Bachelor of Science in Geology from McMaster University (1986). Based on his experience, Mr. Hurst has an understanding of financial reporting requirements respecting financial statements sufficient enough to enable him to discharge his duties as an Audit Committee member.

Vijay Mehta

Mr. Mehta graduated summa cum laude from the University of Pennsylvania’s Huntsman Program and earned an MBA from the Harvard Business School, where he was named a Baker Scholar. He is a co-founder of Arkview Capital, a private equity fund that invests in diversity-oriented companies, where he is directly involved in compensation decisions. Prior to founding Arkview, Mr. Mehta was a Managing Director and member of the Investment Committee at Ziff Brothers Investments with broad responsibilities across the investment portfolio and also worked at private equity fund, Texas Pacific Group, and investment bank, Morgan Stanley. Based on his experience, Mr. Mehta has an understanding of financial reporting requirements respecting financial statements sufficient enough to enable him to discharge his duties as an Audit Committee member.

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Raymond Threlkeld

Mr. Threlkeld has over 40 years of extensive technical expertise managing teams through exploration, reserve estimates, feasibility studies, and construction, leading several operations through to production including Cowal Gold Mine, Australia; Veledaro, Argentina; Lagunas Norte & Pierina, Peru; and Bulyanhulu, Tanzania. The Pierina Mine produced over 8 million ounces of gold in a 20-year period and launched Barrick Gold to the top of the South American mining industry. In senior executive positions with Barrick Gold, Western Goldfields, Newmarket Gold, Inc., and Rainy River Resources, among others, Mr. Threlkeld has been involved in the acquisition of more than $1 billion in assets, managed an estimated $1.4 billion in construction spending, and created billions in shareholder value. As Chairman of Newmarket Gold, Inc., the team sold the company for more than $1 billion in 2016. The sale of Newmarket Gold created over $4 billion in value for Newmarket shareholders from an initial acquisition cost of $25 million. In addition, he was a director and Audit Committee member for Kirkland Lake Gold from 2016 to 2020. Based on his experience, Mr. Threlkeld has an understanding of financial reporting requirements respecting financial statements sufficient enough to enable him to discharge his duties as an Audit Committee member.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee mandate requires that the Audit Committee pre-approve any retainer of the auditor of the Company to perform any non-audit services to the Company that it deems advisable in accordance with applicable legal and regulatory requirements and policies and procedures of the Board. The Chair of the Audit Committee has the authority to approve or disapprove such non-audit services and shall advise the Audit Committee of such pre-approvals no later than the time of the next meeting of the Audit Committee following such pre-approval having been given.

External Auditor Service Fees (by category)

The aggregate fees billed by the Company’s external auditor in each of the last two financial years with respect to the Company, by category, are as follows:

Financial Year Ended December 31	Audit Fees ($)	Audit-Related Fees (1) ($)	Tax Fees (2) ($)	All Other Fees (3) ($)
2023 (4)	287,281	Nil	Nil	Nil
2023 (5)	117,453	18,360	4,590	26,826
2022	89,257	50,320	4,900	59,088

Notes:

(1)	Fees charged for assurance and related services that are reasonably related to the performance of an audit, and not included under Audit Fees.
(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees for services other than disclosed in any other column.
(4)	Fees charged by KPMG LLP, Chartered Professional Accountants, which succeeded Crowe MacKay LLP as the Company’s auditors effective July 31, 2023.
(5)	Fees charged by Crowe MacKay LLP, Chartered Professional Accountants.

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SECTION 7 - CORPORATE GOVERNANCE

General

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the corporation.

National Instrument 58-201 - Corporate Governance Guidelines (“NI 58-201”), establishes corporate governance guidelines to be used by issuers in developing their own corporate governance practices. In addition, the Board monitors evolving best practices on an ongoing basis and, when appropriate, implements such additional practices. The Board is committed to sound corporate governance practices that benefit all stakeholders and contribute to effective and efficient decision making.

Pursuant to NI 58-201, the Board has adopted a Code of Business Conduct and Ethics, which addresses, but is not limited to, the following issues:

(i)	conflicts of interest;
(ii)	confidentiality concerning Company affairs;
(iii)	competition and fair dealing;
(iv)	insider trading;
(v)	accuracy of Company records; and
(vi)	compliance with laws, rules, and regulations.

The Company is committed to complying with all applicable requirements including those concerning corporate accounting practices, accounting controls and auditing practices and with its Code of Business Conduct and Ethics. In connection with the requirement to observe high standards of business practices and ethics in the conduct of the business and operations of the Company, the Company has developed a Whistleblower Policy and maintains a confidential and anonymous complaint submissions procedure through a third-party hotline service.

In addition, pursuant to National Policy 51-201 - Disclosure Standards, the Company has adopted a Disclosure Policy, which addresses, but it not limited to, the following matters:

(i)	timely disclosure of material information;
(ii)	confidentiality of information;
(iii)	designated spokespersons of the Company; and
(iv)	administrative responsibility.

The Company’s corporate governance policies and mandates may be viewed on the Company’s website at: https://newfoundgold.ca.

Pursuant to National Instrument 58-101 - Disclosure of Corporate Governance Practices, the Company is required to disclose its corporate governance practices, as summarized below.

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Corporate Governance Practices

In consultation with the Board, the Nominating and Corporate Governance Committee (the “NCG Committee”) establishes and reviews with the Board the appropriate skills and characteristics required of members of the Board, taking into consideration the Board’s short-term needs and long-term succession plans. In addition, the NCG Committee develops, and annually updates, a long-term plan for the Board’s composition, taking into consideration the characteristics of independence, age, skills, experience and availability of service to the Company of its members, as well as opportunities, risks, and strategic direction of the Company.

Board of Directors

Independence

On an annual basis, the NCG Committee assists the Board in assessing each director’s independence and reviews the relationship each director has with the Company to determine whether their independence is maintained. When a director has no direct or indirect material relationship with the Company which could interfere with the director’s independent judgment, that director is considered independent. The Board has determined that a majority of the Directors nominated are independent.

Meetings of Independent Directors

The Canadian Securities Administrator’s corporate governance guidance suggests that independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The directors endeavour to meet in camera without members of management and executive directors at the end of each Board or Committee meeting.

The Audit Committee consists of three independent directors and meets quarterly. A Compensation Committee, and an NCG Committee, consisting of a minimum of two independent directors, were established in 2020. A Technical Committee consisting of at least one independent director was established in 2021.

Generally, as a matter of practice, directors who have disclosed a material interest in any contract or transaction that the Board is considering will not take part in any Board discussion respecting that contract or transaction. If, on occasion, such directors do participate in the discussions, they will refrain from voting on any matters relating to matters in which they have disclosed a material interest. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which directors or officers may have a conflict.

Role of Chair and Lead Director

The Chair, with the assistance of a lead director (the “Lead Director”), if one is appointed from time to time, is responsible for the management, development, and effective performance of the Board and leads the Board to ensure that it fulfills its duties to be effective in setting and implementing direction and strategy, and to work closely with the CEO to ensure the strategy agreed by the Board is put into effect. Raymond Threlkeld is the independent Lead Director.

Board Mandate

The full text of the Board’s written mandate is attached to this Circular as Schedule “B”.

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Position Descriptions

The Board has adopted written position descriptions for its Chair, the Lead Director (if applicable), and the Chair of each of the Committees. The position descriptions are in line with each of the Committee mandates, which are also reviewed and updated from time to time by its members. The Compensation Committee and the CEO have developed a position description for the CEO which has been approved by the Board. The Compensation Committee annually reviews and monitors the achievement of corporate objectives that the CEO is responsible to meet.

Orientation and Continuing education

Each new director participates in the Company’s initial orientation program and each director participates in the Company’s continuing director development programs.

Ethical Business Conduct

A Code of Business Conduct and Ethics (the “Code”) has been adopted by the Board to summarize the standards of business conduct that guides the Company’s actions. This Code applies to all directors, officers, employees, and consultants of the Company and its subsidiaries. The Company has issued this Code to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	avoidance of conflicts of interest with the interests of the Company, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

•	confidentiality of corporate information;

•	protection and proper use of corporate assets and opportunities;
•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting of any violations of this Code to an appropriate person or person identified in the Code; and

•	accountability for adherence to the Code.

Nomination of Directors

In considering and identifying new directors for nomination, the NCG Committee will hold a series of meetings to identify the particular skills and qualifications needed of new recruits, having regard to the Company’s business and objectives, as well as the then-existing composition of the Board. Once a list of key attributes, skills, and competencies for a potential new director is identified, the NCG Committee then creates a list of possible candidates for consideration and evaluation, which are then presented to the full Board for further discussion and evaluation. If, and as needed, the NCG Committee may engage internal or external consultants to assist in identifying, evaluating, and/or selecting appropriate Board candidates, including to ensure a diversity of potential candidates are identified. Only after rigorous discussion by the NCG Committee and the Board is a short-list of potential Board candidates created, following which the Board works together with the NCG Committee to develop the best plan to recruit the preferred candidate(s).

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Compensation

The Board determines Director and senior officer compensation by the recommendation of the Compensation Committee. With consultation from the CEO, the Compensation Committee is responsible for:

•	reviewing and approving corporate goals and objectives relevant to the compensation of the CEO and other executive officers, evaluating the performance of the CEO and the other executive officers in light of those goals and objectives and approving their annual compensation levels, including salaries, bonuses, and Option grants based on such evaluation; and

•	reviewing the compensation of directors for service on the Board and its committees and recommending to the Board the annual Board member compensation package, including retainer, committee member and chair retainers, Board and committee meeting attendance fees, and any other form of compensation, such as Option grants or stock awards.

While the Board is ultimately responsible for determining all forms of compensation to be awarded to the CEO, other executive officers and directors, the Compensation Committee will, when appropriate, review the Company’s compensation philosophy, policies, plans, and guidelines and recommend any changes to the Board.

Committees of the Board

As at the date of this Circular, there are four committees of the Board (the “Committees”). The following table sets out each of the Committees and membership thereof.

Name of Committee	Members of Committee
Audit Committee	Douglas Hurst (Chair) Vijay Mehta Raymond Threlkeld
Compensation Committee	Collin Kettell (Chair) Douglas Hurst Vijay Mehta
Nominating and Corporate Governance (“NCG”) Committee	Vijay Mehta (Chair) Collin Kettell Douglas Hurst
Technical Committee	Denis Laviolette (Chair) Douglas Hurst Raymond Threlkeld

Technical Committee

The purpose of the Technical Committee is to provide assurance to the Board as to the operational performance and operating risks of the Company, regarding those areas where technical understanding is required:

•	exploration, permitting, development, execution, construction, operation of mining activities, security, and supply chain management;

•	resources and reserves on the Company’s mineral resource properties;

•	operating and production plans for proposed and existing operating mines;

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•	project and operations readiness;

•	major commercial commitments; and

•	ensuring the Company implements best-in-class property development and operating practices.

The charter of the Technical Committee provides that it is responsible for, among other things, the following matters:

•	review and assess the reporting of all operating activities (to include exploration, mining, development, execution, construction, security, and supply chain management) and in the Committee’s discretion, make recommendations to the Board for consideration;

•	review risk management procedures and monitor risks in all operating activities;

•	review the effectiveness of the reporting of technical and operating matters;

•	assess the adequacy of strategic planning, forecasting, and budgeting;

•	assess legal and regulatory compliance of technical and operating matters;

•	engage third-party technical consultants, where necessary;

•	assess the performance of key operating personnel and operating teams;

•	advise the CEO when required on specific M&A opportunities as requested by the CEO or directed by the Board;

•	report and make recommendations to the Board on all technical and operating matters including material proposals, material contracts, and major commercial arrangements with potential key contractors and service providers; and

•	perform such other duties as may be assigned by the Board from time to time or as may be required by applicable regulatory authorities or legislation.

Board Assessment

The Board undertakes a robust annual assessment process that includes:

•	Director reviews conducted through one-on-one conversations between the Chair of the Board and the Chair of the NCG Committee;

•	an informal discussion by the Chair with Directors on a selective basis, as required, to fully understand any concerns raised or recommendations advanced by such Director, and the preparation by the Chair of the NCG Committee of a report to, and discussion among, the full Board which includes matters concerning the size of the Board and each Committee of the Board, and whether changes in size, personnel, or responsibilities are warranted;

•	a review and discussion of various emerging corporate governance issues and best practices, including those related to Board composition, Director term limits, “overboarding”, and diversity (Board and executive officers); and

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•	the Board and each Committee of the Board complete an annual review and assessment of its respective mandate or charter to determine if changes are warranted.

In addition, the Board satisfies itself that the Board, its Committees, and the individual directors are performing effectively by conducting informal assessments from time to time (including by the Chair of the Board and/or the NCG Committee).

Director Term Limits and Other Mechanisms of Board Renewal

The Company does not currently have any term limits, retirement policies, or similar mechanisms in place for the renewal or replacement of its directors.

The Board believes that the imposition of term limits on a director implicitly discounts the value of experience and continuity amongst Board members and runs the risk of excluding experienced and potentially valuable Board members as a result of an arbitrary determination. The notional objective of term limits is to encourage board turnover, introduce new perspectives and retain independence. The Company has achieved a satisfactory turnover of directors over its history, and the Board believes that it can strike the right balance between continuity and fresh perspectives without mandated term limits.

Board leadership and Diversity

The Company is committed to workplace diversity and fostering a culture of inclusion across all aspects of the Company, its operations, and offices. The Board’s objective is to select the most qualified and highest functioning directors from diverse backgrounds. Board nominees will be chosen based on the abilities, skills, and experience required from time to time, while recognizing that a more diverse Board can result in a more effective Board. The NCG Committee will consider candidates on merit against objective criteria and with due regard for the benefits of diversity in the Board’s composition.

The Company understands the benefits of a diversified work force, including promoting the level of female representation and other types of diversity, and diversity is one of many factors that are used in consideration for hires and promotions. In identifying and considering potential candidates for executive appointments, the Board also considers factors such as years of service, regional background, merit, experience, and qualification. In addition, the relative diversity of the Company’s executive team is also driven by other factors, many of which are outside of the control of the Company, including the level of staff turnover, the candidates that are available with the necessary skills and experiences required to satisfy the Company’s needs, and requirements for the position when hiring and promotion opportunities arise, and various other factors. The Board does not set specific gender representation targets when identifying potential candidates to executive officer positions, but does consider diversity, and where possible, seeks to ensure a representative list of women is included among the group of prospective candidates for executive positions.

As at the date of this Circular, one of the Company’s executive officers is a woman.

SECTION 8 - OTHER INFORMATION

Securities Authorized For Issuance Under Equity Compensation Plans

The Company has a 10% rolling stock option plan in place. See “Section 4 - Particulars of Matters to be Acted Upon - 5. Approval of Option Plan” and “Section 5 - Statement of Executive Compensation -Option Plan.”

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The following table provides information as at December 31, 2023, with respect to the Option Plan, under which equity securities are authorized for issuance. The Company does not have any equity compensation plans that have not been approved by Shareholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders (1)	12,279,125	$3.97	6,408,176
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total:	12,279,125	$3.97	6,408,176

Note:

(1)	Represents the Option Plan. As at December 31, 2023, the Option Plan reserved shares equal to a maximum of 10% of the issued and outstanding Shares. As at December 31, 2023, the Company had 186,873,012 Shares issued and outstanding.

Indebtedness of Directors and Executive Officers

Other than “routine indebtedness” as defined in applicable securities legislation, since the beginning of the financial year ended December 31, 2023, none of:

(a)	the executive officers, directors, employees and former executive officers, directors and employees of the Company or any of its subsidiaries;

(b)	the proposed nominees for election as a director of the Company; or

(c)	any associates of the foregoing persons,

is or has been indebted to the Company or any of its subsidiaries or has been indebted to any other entity where that indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, and which was not entirely repaid on or before the date of this Circular.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as disclosed herein, no director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and the approval of the Option Plan.

Interest of Informed Persons in Material Transactions

Other than as set forth in this Circular or as disclosed in the Company’s financial statements, no informed person of the Company, or proposed director of the Company, or any associate or affiliate of any informed person or proposed director, had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

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An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

Management Contracts

Since the beginning of the Company’s most recently completed financial year ended December 31, 2023, management functions of the Company are not, and have not been, to any substantial degree performed by any person other than the executive officers and directors of the Company. See “Section 5 - Statement of Executive Compensation - Employment, Consulting and Management Agreements.”

Additional Information

Financial information about the Company is included in the Company’s comparative annual financial statements, as well as the management discussion and analysis, for the year ended December 31, 2023, which have been electronically filed with regulators and are available under the Company’s profile on SEDAR+ at www.sedarplus.ca. Copies may be obtained without charge upon request to the Company, WeWork c/o New Found Gold Corp., 555 Burrard Street, P.O. Box 272, Vancouver, British Columbia, V7X 1M8, Canada - telephone: 845-535-1486 - email: contact@newfoundgold.ca.

You may also access the Company’s other public disclosure documents on SEDAR+ at www.sedarplus.ca under the Company’s profile. Additional information about the Company can be found on the Company’s website at www.newfoundgold.ca.

Request for financial statements

National Instrument 51-102 - Continuous Disclosure Obligations sets out the procedures for a shareholder to receive financial statements. If you wish to receive financial statements, you may use the enclosed financial statements request form or provide instructions in any other written format.

Approval of the board of directors

The contents of this Circular have been approved and the delivery of it to each Shareholder entitled thereto and to the appropriate regulatory agencies has been authorized by the Board.

DATED at Vancouver, British Columbia, this 18th day of October, 2024.

ON BEHALF OF THE BOARD

NEW FOUND GOLD CORP.

/s/ Collin Kettell
Collin Kettell
Chief Executive Officer and

Executive Chairman

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SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE

1.	ROLE AND OBJECTIVE

The Audit Committee (the “Committee”) is appointed by and reports to the Board of Directors (the “Board”) of New Found Gold Corp. (the “Corporation”). The Committee assists the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Corporation.

The Committee and its membership shall to the best of its ability, knowledge and acting reasonably, meet all applicable legal, regulatory and listing requirements, including, without limitation, those of any stock exchange on which the Corporation’s shares are listed, the Business Corporations Act (British Columbia) (the “Act”), and all applicable securities regulatory authorities.

2.	COMPOSITION

•	The Committee shall be composed of three or more directors as shall be designated by the Board from time to time.

•	At least two members of the Committee shall be “independent” and each Committee member shall be financially literate (as such terms are defined under applicable securities laws and exchange requirements for audit committee purposes). Each member of the Committee shall be able to read and understand the Corporation’s financial statements, including the Corporation’s statement of financial position, income statement and cash flow statement and any other applicable statements or notes to the financial statements.

•	Members of the Committee shall be appointed at a meeting of the Board, typically held following the annual shareholders’ meeting. Each member shall serve until his/her successor is appointed unless he/she shall resign or be removed by the Board or he/she shall otherwise cease to be a director of the Corporation. Any member may be removed or replaced at any time by the Board.

•	Where a vacancy occurs at any time in the membership of the Committee, it may be filled by a vote of a majority of the Board.

•	The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a chair by vote of a majority of the full Committee membership. The Chair of the Committee shall be an independent director (as described above).

•	If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside.

•	The Chair of the Committee presiding at any meeting shall not have a casting vote.

•	The Committee shall appoint a secretary (the “Secretary”) who need not be a member of the Committee or a director of the Corporation. The Secretary shall keep minutes of the meetings of the Committee. This role is normally filled by the Secretary of the Corporation.

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3.	MEETINGS

•	The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements, provided that meetings of the Committee shall be convened whenever requested by the auditor that is appointed by the shareholders (the “Independent Auditor”) or any member of the Committee in accordance with the Act.

•	Notice of the time and place of every meeting may be given orally, in writing, by facsimile or by e-mail to each member of the Committee, when possible at least 48 hours prior to the time fixed for such meeting.

•	A member may in any manner waive notice of the meeting. Attendance of a member at the meeting shall constitute waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

•	Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

•	A majority of Committee members, present in person, by video-conference, by telephone or by a combination thereof, shall constitute a quorum.

•	If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

•	If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains on the Committee.

•	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision. Any decision or determination of the Committee reduced to writing and signed by all of the members of the Committee shall be fully effective as if it had been made at a meeting duly called and held.

•	The CEO and CFO are expected to be available to attend meetings when requested, but a portion of every meeting will be reserved for in camera discussion without the CEO or CFO, or any other member of management, being present.

•	The Committee may by specific invitation have other resource persons in attendance such officers, directors and employees of the Corporation and its subsidiaries, and other persons, including the Independent Auditor, as it may see fit, from time to time, to attend at meetings of the Committee.

•	The Board may at any time amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.

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•	The Committee shall have the right to determine who shall and who shall not be present at any time during a meeting of the Committee.

•	Minutes of Committee meetings shall be sent to all Committee members.

•	The Chair of the Committee shall report periodically the Committee’s findings and recommendations to the Board.

4.	RESOURCES AND AUTHORITY

•	The Committee shall have access to such officers and employees of the Corporation and its subsidiaries and to such information with respect to the Corporation and its subsidiaries as it considers being necessary or advisable in order to perform its duties and responsibilities.

•	The Committee shall have the authority to engage and obtain advice and assistance from internal or external legal, accounting or other advisors and resources, as it deems advisable, at the expense of the Corporation.

•	The Committee shall have the authority to communicate directly with the Independent Auditor.

5.	RESPONSIBILITIES

A.	Chair

To carry out its oversight responsibilities, the Chair of the Committee shall undertake the following:

•	provide leadership to the Committee with respect to its functions as described in this Charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the Committee;

•	chair meetings of the Committee, unless not present (including in camera sessions), and report to the Board following each meeting of the Committee on the findings, activities and any recommendations of the Committee;

•	ensure that the Committee meets on a regular basis and at least four times per year;

•	in consultation with the Committee members, establish a calendar for holding meetings of the Committee;

•	ensure that Committee materials are available to any director on request;

•	report annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the objectives and responsibilities of the Board as a whole;

•	foster ethical and responsible decision making by the Committee and its individual members;

•	encourage Committee members to ask questions and express viewpoints during meetings;

•	together with the Corporate Governance and Nominating Committee, oversee the structure, composition, membership and activities delegated to the Committee from time to time;

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•	ensure that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently

•	attend each meeting of shareholders to respond to any questions from shareholders as may be put to the Chair; and

•	perform such other duties and responsibilities as may be delegated to the Chair by the Board from time to time.

B.	The Committee

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Independent Auditor as well as any officer of the Corporation, or outside counsel for the Corporation, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee shall have unrestricted access to the books and records of the Corporation and has the authority to retain, at the expense of the Corporation, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.

The Committee is hereby delegated the duties and powers specified in Section 225 of the Act and, without limiting these duties and powers, the Committee will carry out the following responsibilities:

Financial Accounting and Reporting Process and Internal Controls

•	review the annual audited financial statements and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review and approve the interim financial statements prior to their being filed with the appropriate regulatory authorities. The Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the Independent Auditor as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.
•	assess the integrity of internal controls and financial reporting procedures and ensure implementation of appropriate controls and procedures.
•	review the financial statements, management’s discussion and analysis relating to annual and interim financial statements, and press releases and any other public disclosure documents containing financial disclosure before the Corporation publicly discloses this information.
•	be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, and periodically assess the adequacy of these procedures.
•	meet no less frequently than annually with the Independent Auditor and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee deems appropriate.
•	inquire of management and the Independent Auditor about significant risks or exposures, both internal and external, to which the Corporation may be subject, and assess the steps management has taken to minimize such risks.
•	review the post-audit or management letter containing the recommendations of the Independent Auditor and management’s response and subsequent follow-up to any identified weaknesses.

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•	oversee the Corporation’s plans to adopt changes to accounting standards and related disclosure obligations.
•	in consultation with the Corporate Governance and Nominating Committee, ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting and overseeing a corporate code of ethics for senior financial personnel.
•	establish procedures for:
•	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and
•	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.
•	provide oversight to related party transactions entered into by the Corporation.

Independent Auditor

•	recommend to the Board for approval by shareholders, the selection, appointment and compensation of the Independent Auditor;
•	be directly responsible for oversight of the Independent Auditor and the Independent Auditor shall report directly to the Committee.
•	with reference to the procedures outlined separately in “Procedures for Approval of Non-Audit Services” (attached hereto as Appendix ‘A’), pre-approve all audit and non-audit services not prohibited by law to be provided by the Independent Auditor.
•	review the Independent Auditor’s audit plan, including scope, procedures, timing and staffing of the audit.
•	review the results of the annual audit with the Independent Auditor, including matters related to the conduct of the audit, and receive and review the auditor’s interim review reports.
•	review fees paid by the Corporation to the Independent Auditor and other professionals in respect of audit and non-audit services on an annual basis.

Other Responsibilities

•	perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate;
•	institute and oversee special investigations, as needed; and
•	review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.
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Appendix A

Policy for Approval of Non-Audit Services

1.	In the event that New Found Gold Corp. (the “Corporation”) or a subsidiary of the Corporation wishes to retain the services of the Corporation’s Independent Auditor for services other than the annual audit (e.g. tax compliance, tax advice or tax planning, to meet the requirements of a regulatory filing or due diligence, to receive advice on various matters, etc.), the Chief Financial Officer of the Corporation shall consult with the Audit Committee of the Board of Directors (the “Committee”), who shall have the authority to approve or disapprove such non-audit services. The Chair of the Committee has the authority to approve or disapprove such non-audit services on behalf of the Committee, and shall advise Committee of such pre-approvals no later than the time of the next meeting of the Committee following such pre-approval having been given.

2.	The Committee, or the Chair of the Committee, as appropriate, shall confer with the Independent Auditor regarding the nature of the services to be provided and shall not approve any services that would be considered to impair the independence of the Independent Auditor. For greater clarity, the following is a non-exhaustive list of the categories of non-audit services that would be considered to impair the independence of the Independent Auditor:

(a)	bookkeeping or other services related to or requiring management decisions in connection with the Corporation’s accounting records or financial statements;

(b)	financial information systems design and implementation;

(c)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;

(d)	actuarial services;

(e)	internal audit outsourcing services;

(f)	management functions;

(g)	human resources;

(h)	broker or dealer, investment adviser or investment banking services;

(i)	legal services;

(j)	expert services unrelated to the audit; and

(k)	any other service that the Canadian Public Accountability Board or any other applicable regulatory authority determines is impermissible.

3.	The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee any services pre-approved since the last report, at each meeting and no less frequently than on a quarterly basis.

4.	In accordance with the requirements set forth under the “Exemption for minimal non-audit services” provided by Section 2.3(4) of National Instrument 52-110 - Audit Committees, whereby the Independent Auditor has commenced a service and:

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(a)	the Corporation or the subsidiary entity of the Corporation, as the case may be, and the Independent Auditor did not recognize the services as non-audit services at the time of the engagement;

(b)	once recognized as non-audit services, the services are promptly brought to the attention of the Committee and approved by the Committee prior to the completion of the audit; and

(c)	the aggregate fees for the non-audit services not previously approved are immaterial in comparison to the aggregate fees paid by the Corporation to the Corporation’s Independent Auditor during the financial year in which the services are provided, such services shall be exempted from the requirements for pre-approval of non-audit services set out in this Policy.

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SCHEDULE “B”

BOARD MANDATE

1.	PURPOSE

The members of the Board of Directors (the “Board”) have the duty to supervise the management of the business and affairs of New Found Gold Corp. (the “Company”). The Board, directly and through its committees and the Chair of the Board (the “Chair”), shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

2.	DUTIES AND RESPONSIBILITIES

The Board shall have the specific duties and responsibilities outlined below.

Strategic Planning

Strategic Plans

The Board will adopt a strategic plan for the Company. The Board shall review and, if advisable, approve the Company’s strategic planning process and the Company’s annual strategic plan. In discharging this responsibility, the Board shall review the plan in light of management’s assessment of emerging trends, the competitive environment, the opportunities for the business of the Company, risk issues, and significant business practices and products.

Business and Capital Plans

The Board shall review and, if advisable, approve the Company’s annual business and capital plans as well as policies and processes generated by management relating to the authorization of major investments and significant allocation of capital.

Monitoring

The Board shall review management’s implementation of the Company’s strategic, business and capital plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

Risk Management

General

The Board shall review reports provided by management of principal risks associated with the Company’s business and operations, review the implementation by management of appropriate systems to manage these risks, and review reports by management relating to the operation of, and any material deficiencies in, these systems.

Verification of Controls

The Board shall verify that internal, financial, non-financial and business control and management information systems have been established by management.

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Human Resource Management

General

At least annually, the Board shall review a report of the Compensation Committee concerning the Company’s approach to human resource management and recommendations for executive compensation.

Succession Review

At least annually, the Board shall review the succession plans of the Company for the Chair, the Lead Director (if applicable), the Chief Executive Officer and other executive officers, including the appointment, training and monitoring of such persons.

Integrity of Senior Management

The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers of the Company and that the Chief Executive Officer and other senior officers strive to create a culture of integrity throughout the Company.

Corporate Governance

General

At least annually, the Board shall review a report of the Nominating and Corporate Governance Committee concerning the Company’s approach to corporate governance.

Director Independence

At least annually, the Board shall review a report of the Nominating and Corporate Governance Committee that evaluates the director independence standards established by the Board and the Board’s ability to act independently from management in fulfilling its duties.

Ethics Reporting

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) applicable to directors, officers and employees of the Company. At least annually, the Board shall review the report of the Nominating and Corporate Governance Committee relating to compliance with, or material deficiencies from, the Code and approve changes it considers appropriate. The Board shall review reports from the Nominating and Corporate Governance Committee concerning investigations and any resolutions of complaints received under the Code.

Board of Directors Mandate Review

At least annually, the Board shall review and assess the adequacy of this Mandate to ensure compliance with any rules of regulations promulgated by any regulatory body and approve any modifications to this Mandate as considered advisable.

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Communications

Shareholders

The Company endeavors to keep its shareholders informed of its progress through quarterly interim reports, periodic press releases and investor presentations. Directors and management shall meet with the Company’s shareholders at the annual general meeting and shall be available to respond to questions at that time.

3.	COMPOSITION

General

The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; quorum requirements; meeting procedures and notices of meetings shall comply with the requirements of the Business Corporations Act (British Columbia), the Securities Act (British Columbia) (the “Act”), the rules, regulations and guidelines of all applicable securities regulatory authorities and stock exchanges on which the Company’s securities are listed, including the TSX Venture Exchange (collectively, “Applicable Laws”) and the articles of the Company, subject to any exemptions or relief that may be granted from such requirements.

Each director must have an understanding of the Company’s principal operational and financial objectives, plans and strategies, and financial position and performance. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the chair of the Nominating and Corporate Governance Committee.

Chair of the Board

The Chair shall be an independent director unless the Board determines that it is in the best interest of the Company to have a non-independent Chair. “Independent” shall have the meaning, as the context requires, given to it in National Policy 58-201 - Corporate Governance Guidelines, as may be amended from time to time. If the Chair is not independent, then the independent directors shall select a director who will act as “Lead Director” and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Chair, if independent, or the Lead Director if the Chair is not independent, shall act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties.

Appointment of the Chair

The Chair shall be appointed annually by the Board and shall have such skills and abilities appropriate to the appointment of the Chair as shall be determined by the Board. Where a vacancy occurs at any time in the position of the Chair, it shall be filled by the Board. The Board may remove and replace the Chair at any time.

Duties

The Chair, with the assistance of the Lead Director (if one is appointed from time to time), is accountable to the Board and shall have the duties of a member of the Board (a “Member”) as set out in Applicable Laws and in the Company’s constating documents. The Chair, with the assistance of the Lead Director (if one is appointed from time to time), is responsible for the management, development and effective performance of the Board and leads the Board to fulfill its duties as required by Applicable Laws. In particular, the Chair (or Lead Director) shall:

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(a)	organize the Board to function independently of management;

(b)	promote ethical and responsible decision making, appropriate oversight of management, and best practices in corporate governance;

(c)	make sure the Board has the opportunity to meet without members of management present on an as-needed basis;

(d)	determine, in consultation with the Board and management, the time and places of the meetings of the Board and of the annual meeting of shareholders;

(e)	manage the affairs of the Board, including that the Board is organized properly, functions effectively and meets its obligations and responsibilities;

(f)	co-ordinate with management matters to be considered by the Board are properly presented and given the appropriate opportunity for discussion;

(g)	provide advice, counsel, and mentorship to other Members, the CEO, and other Senior Executives;

(h)	preside as chair of each meeting of the Board;

(i)	preside as chair of each meeting of the shareholders of the Company;

(j)	communicate with all Members to co-ordinate their input, encourage their accountability, and provide for the effectiveness of the Board and its Committees as well as to keep Members up to date on all major developments concerning the Company; and

(k)	review to determine if the Company, and where appropriate the Board, is adequately represented at official functions and meetings with major shareholder groups, other stakeholders, financial analysts, media and the investment community.

In addition, the Lead Director, if one is appointed from time to time, will be responsible for the following:

(a)	reviewing items of importance for consideration by the independent directors and setting the agenda for in camera sessions of the independent directors;

(b)	presiding over meetings of the directors at which the Chair is not present and in camera sessions of the independent directors, and apprising the Chair of the issues considered;

(c)	encouraging free and open discussion at in camera sessions of the independent directors;

(d)	serving as liaison between the independent directors and the Chair;

(e)	being available for consultation and direct communication with the Company’s shareholders as appropriate;

(f)	together with the Chair of the Board and the Chair of the Corporate Governance and Nominating Committee, providing feedback to directors regarding their performance; and

(g)	performing such other duties as the Board may delegate to the Lead Director from time to time.

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4.	COMMITTEES OF THE BOARD

The Board has established the following committees: the Compensation Committee, the Audit Committee, and the Nominating and Corporate Governance Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

Committee Mandates

The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. Each mandate shall be reviewed by the Nominating and Corporate Governance Committee and any suggested amendments brought to the Board for consideration and approval.

Delegation to Committees

The Board has delegated to the applicable committee those duties and responsibilities set out in each committee’s mandate.

Consideration of Committee Recommendations

As required by applicable law, by applicable committee mandate or as the Board may consider advisable, the Board shall consider for approval the specific matters delegated for review to Board committees.

Board/Committee Communication

To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee’s meeting.

Committee Chairs

Appointment

The chair of each Committee shall be appointed annually by the Board. Where a vacancy occurs at any time in the position of a Committee chair, it shall be filled by the Board. The Board may remove and replace a Committee chair at any time.

Duties

(a)	The chair of a Committee shall lead and oversee the Committee so as to fulfill its mandate. In particular, the Committee chair shall:

(b)	organize the Committee to function independently of management;

(c)	provide the Committee the opportunity to meet on an as-needed basis without members of management present;

(d)	determine, in consultation with the Committee and management, the time and places of the meetings of the Committee;

(e)	manage the affairs of the Committee so that it is organized properly, functions effectively, and meets its obligations and responsibilities;

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(f)	co-ordinate with management matters to be considered by the Committee are properly presented and given the appropriate opportunity for discussion;

(g)	provide advice and counsel to the CEO and other Senior Executives in the areas covered by the Committee’s mandate;

(h)	preside as chair of each meeting of the Committee; and

(i)	communicate with all members of the Committee to co-ordinate their input, encourage their accountability, and provide for the effectiveness of the Committee.

5.	MEETINGS

The Board will meet at least once in each quarter, with additional meetings held as deemed advisable. The Chair is primarily responsible for the agenda and for supervising the conduct of the meeting. Any director may propose the inclusion of items on the agenda, request the presence of, or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

Meetings of the Board shall be conducted in accordance with the Company’s articles.

Secretary and Minutes

The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

Meetings Without Management

The independent members of the Board shall hold regularly scheduled meetings, or portions of regularly scheduled meetings, at which non-independent directors and members of management are not present.

Directors’ Responsibilities

Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. Directors will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in the meetings.

Access to Management and Outside Advisors

The Board shall have unrestricted access to management and employees of the Company. The Board shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors without consulting or obtaining the approval of any officer of the Company. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

Service on Other Boards and Audit Committee

Directors may serve on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public company.

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6.	MANAGEMENT

Position Descriptions for Directors

The Board will approve position descriptions for the Chair, the Lead Director (if applicable) and the chair of each Board committee. At least annually, the Board shall review such position descriptions.

Position Description for CEO

The Board will approve a position description for the Chief Executive Officer, which includes delineating management’s responsibilities. The Board has also approved the corporate goals and objectives that the Chief Executive Officer has responsibility for meeting. At least annually, the Board shall review a report of the Compensation Committee reviewing this position description and such corporate goals and objectives.

7.	DIRECTOR DEVELOPMENT AND EVALUATION

Each new director shall participate in the Company’s initial orientation program and each director shall participate in the Company’s continuing director development programs. The Board shall review the Company’s initial orientation program and continuing director development programs.

8.	NO RIGHTS CREATED

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s articles, it is not intended to establish any legally binding obligations.

Adopted:	June 22, 2020

Revised date:	December 7, 2021

Approved by:	Board of Directors

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